40-33

AEGON Transamerica fund advisers
570 Carillon Parkway
St. Petersburg, Florida 33716-1202
727-299-1800

04005114

January 21, 2004

Office of Applications and Report Services
Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549

SEC MAIL PROCESSING
RECEIVED
JAN 22 2004
WASH. D.C. 158 SECTION

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940

Dear Sir or Madam:

On behalf of IDEX Mutual Funds (the "Fund"), enclosed are copies of three separate Class Action Complaints (the "Complaints") as filed in the U.S. District Court, Western District of Pennsylvania, which list IDEX Federated Tax Exempt, a separate series of the Fund, as a defendant in the Complaints. Copies of the Complaints are being filed pursuant to Section 33 of the Investment Company Act of 1940. The Complaints are listed below:

- Diane Ruchka, individually and on behalf of all others similarly situated, vs. American Skandia Advisor Funds, Inc., et al. (Civil Action No. 03-1639 W.D.Pa.)
- Resa J. Jannett and Herman Stein, on behalf of themselves and all others similarly situated, vs. American Skandia Advisor Funds, Inc., et al. (Civil Action No. 03-1659 W.D.Pa.)
- Robert Steinberg, Donald LeBeau and Virginia M. LeBeau, on behalf of themselves and all others similarly situated, vs. American Skandia Advisor Funds, Inc., et al. (Civil Action No. 03-1737 W.D.Pa.)

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

If you have any questions regarding this filing, please contact me at 727.299.1824.

PROCESSED
JAN 23 2004
THOMSON FINANCIAL

Sincerely,

John K. Carter
General Counsel, Senior Vice President and Secretary

Enclosures

I:\Legal\SEC\Class Action Claim Letters\Amer.Skandia_Federated.DOC

rcpt # 0556
SUM 155
1538

UNITED STATES DISTRICT COURT
WESTERN DISTRICT OF PENNSYLVANIA

RESA J. JANNETT and HERMAN STEIN, On Behalf of Themselves and All Others Similarly Situated,

Plaintiffs,

vs.

AMERICAN SKANDIA ADVISOR FUNDS INC.-FEDERATED HIGH YIELD BOND FUND; FEDERATED ADJUSTABLE RATE US GOVERNMENT FUND; FEDERATED ADJUSTABLE RATE SECURITIES FUND; FEDERATED AGGRESSIVE GROWTH FUND; FEDERATED ALABAMA MUNICIPAL CASH TRUST; FEDERATED AMERICAN LEADERS FUND INC.; FEDERATED ARMS FUND; FEDERATED ASIA PACIFIC GROWTH FUND; FEDERATED AUTOMATED CASH MANAGEMENT TRUST; FEDERATED AUTOMATED GOVERNMENT CASH RESERVES; FEDERATED AUTOMATED TREASURY CASH RESERVES; FEDERATED BOND FUND; FEDERATED BOND INDEX FUND; FEDERATED CALIFORNIA MUNICIPAL INCOME FUND; FEDERATED CAPITAL APPRECIATION FUND; FEDERATED CAPITAL GROWTH FUND; FEDERATED CAPITAL INCOME FUND; FEDERATED COMMUNICATIONS TECHNOLOGY FUND; FEDERATED CONNECTICUT MUNICIPAL CASH TRUST; FEDERATED CONSERVATIVE ALLOCATION FUND; FEDERATED EMERGING MARKETS FUND; FEDERATED EQUITY INCOME FUND; FEDERATED EQUITY INCOME FUND INC.; FEDERATED EUROPEAN EQUITY FUND; FEDERATED EUROPEAN GROWTH FUND; FEDERATED EXCHANGE FUND; FEDERATED FLORIDA MUNICIPAL CASH TRUST;

[Caption continued on following page]

Civil Action No. 03 1659

CLASS ACTION COMPLAINT

JURY TRIAL DEMANDED

1

FEDERATED FUND FOR US GOVERNMENT SECURITIES; FEDERATED FUND FOR US GOVERNMENT SECURITIES INC.; FEDERATED GEORGIA MUNICIPAL CASH TRUST; FEDERATED GLOBAL EQUITY FUND; FEDERATED GLOBAL FINANCIAL SERVICES FUND; FEDERATED GLOBAL VALUE FUND; FEDERATED GNMA TRUST; FEDERATED GOVERNMENT FUND; FEDERATED GOVERNMENT INCOME SECURITIES FUND; FEDERATED GOVERNMENT OBLIGATIONS FUND; FEDERATED GOVERNMENT OBLIGATIONS TAX-MANAGED FUND; FEDERATED GOVERNMENT ULTRASHORT DURATION FUND; FEDERATED GOVERNMENT ULTRASHORT FUND; FEDERATED GROWTH ALLOCATION FUND; FEDERATED GROWTH STRATEGIES FUND; FEDERATED HIGH INCOME BOND FUND INC.; FEDERATED INCOME TRUST; FEDERATED INSTITUTIONAL HIGH-YIELD BOND FUND; FEDERATED INSTITUTIONAL SHORT DURATION GOVERNMENT FUND; FEDERATED INTERMEDIATE GOVERNMENT FUND; FEDERATED INTERMEDIATE INCOME FUND; FEDERATED INTERMEDIATE MUNICIPAL TRUST; FEDERATED INTERNATIONAL BOND FUND; FEDERATED INTERNATIONAL CAPITAL APPRECIATION FUND; FEDERATED INTERNATIONAL EQUITY FUND; FEDERATED INTERNATIONAL FUNDS PLC - HIGH INCOME ADVANTAGE FUND; FEDERATED INTERNATIONAL FUNDS PLC - SHORT-TERM EURO FUND; FEDERATED INTERNATIONAL FUNDS PLC - SHORT-TERM US GOVERNMENT SECURITIES FUND; FEDERATED INTERNATIONAL FUNDS PLC - SHORT-TERM US PRIME FUND; FEDERATED INTERNATIONAL FUNDS PLC - SHORT-TERM US TREASURY SECURITIES FUND;

[Caption continued on following page]

FEDERATED INTERNATIONAL GROWTH FUND; FEDERATED INTERNATIONAL HIGH INCOME FUND; FEDERATED INTERNATIONAL INCOME FUND; FEDERATED INTERNATIONAL SMALL COMPANY FUND; FEDERATED INTERNATIONAL VALUE FUND; FEDERATED KAUFMANN FUND; FEDERATED KAUFMANN SMALL CAP FUND; FEDERATED KAUFMANN SMALL CAP FUND; FEDERATED LARGE CAP GROWTH FUND; FEDERATED LARGE CAP INDEX FUND; FEDERATED LARGE CAP TECH FUND; FEDERATED LATIN AMERICAN GROWTH FUND; FEDERATED LIBERTY FUND; FEDERATED LIBERTY US GOVERNMENT MONEY MARKET TRUST; ; FEDERATED LIMITED DURATION FUND; FEDERATED LIMITED DURATION GOVERNMENT FUND; FEDERATED LIMITED TERM FUND; FEDERATED LIMITED TERM MUNICIPAL FUND; FEDERATED LIQUID CASH TRUST; FEDERATED MANAGED AGGRESSIVE GROWTH FUND; FEDERATED MANAGED GROWTH & INCOME FUND; FEDERATED MANAGED GROWTH FUND; FEDERATED MANAGED INCOME PORTFOLIO; FEDERATED MARKET OPPORTUNITY FUND; FEDERATED MARYLAND MUNICIPAL CASH TRUST; FEDERATED MASTER TRUST; FEDERATED MAX-CAP FUND; FEDERATED MAX-CAP INDEX FUND; FEDERATED MICHIGAN INTERMEDIATE MUNICIPAL TRUST; FEDERATED MID-CAP FUND; FEDERATED MID-CAP INDEX FUND; FEDERATED MINI-CAP FUND; FEDERATED MINI-CAP INDEX FUND; FEDERATED MINNESOTA MUNICIPAL CASH TRUST; FEDERATED MODERATE ALLOCATION FUND;

[Caption continued on following page]

FEDERATED MONEY MARKET MANAGEMENT INC.; FEDERATED MONEY MARKET TRUST; FEDERATED MORTGAGE FUND; FEDERATED MUNI & STOCK ADVANTAGE FUND; FEDERATED MUNICIPAL OBLIGATIONS FUND; FEDERATED MUNICIPAL OPPORTUNITIES FUND; FEDERATED MUNICIPAL SECURITIES FUND INC.; FEDERATED MUNICIPAL ULTRASHORT FUND; FEDERATED NEW ECONOMY FUND; FEDERATED NEW JERSEY MUNICIPAL CASH TRUST; FEDERATED NEW YORK MUNICIPAL CASH TRUST; FEDERATED NEW YORK MUNICIPAL INCOME FUND; FEDERATED NORTH CAROLINA MUNICIPAL CASH TRUST; FEDERATED NORTH CAROLINA MUNICIPAL INCOME FUND; FEDERATED OBLIGATION FUNDS; FEDERATED OHIO INTERMEDIATE MUNICIPAL TRUST; FEDERATED OHIO MUNICIPAL CASH TRUST; FEDERATED OHIO MUNICIPAL INCOME FUND; FEDERATED PENNSYLVANIA INTERMEDIATE MUNICIPAL TRUST; FEDERATED PENNSYLVANIA MUNICIPAL CASH TRUST; FEDERATED PENNSYLVANIA MUNICIPAL INCOME FUND; FEDERATED PREMIER INTERMEDIATE MUNICIPAL INCOME FUND; FEDERATED PREMIER MUNICIPAL INCOME FUND; FEDERATED PRIME CASH OBLIGATIONS FUND; FEDERATED PRIME OBLIGATIONS FUND; FEDERATED PRIME VALUE OBLIGATIONS FUND; FEDERATED SHORT-TERM INCOME FUND; FEDERATED SHORT-TERM MUNICIPAL TRUST; FEDERATED SHORT-TERM US GOVERNMENT TRUST; FEDERATED SMALL CAP STRATEGIES FUND; FEDERATED STOCK & BOND FUND INC.; FEDERATED STOCK TRUST; FEDERATED STRATEGIC INCOME FUND; FEDERATED TAX-FREE INSTRUMENTS TRUST;

[Caption continued on following page]

FEDERATED TAX-FREE OBLIGATIONS FUND; FEDERATED TAX-FREE TRUST; FEDERATED TENNESSEE MUNICIPAL CASH TRUST; FEDERATED TOTAL RETURN BOND FUND; FEDERATED TOTAL RETURN GOVERNMENT BOND FUND; FEDERATED TOTAL RETURN LIMITED DURATION FUND; FEDERATED TREASURY OBLIGATIONS FUND; FEDERATED ULTRASHORT BOND FUND; FEDERATED US GOVERNMENT BOND FUND; FEDERATED US GOVERNMENT FUND; FEDERATED US GOVERNMENT SECURITIES FUND: 1-3 YEARS; FEDERATED US GOVERNMENT SECURITIES FUND: 5-10 YEARS; FEDERATED US GOVERNMENT SECURITIES FUND: 2-5 YEARS; FEDERATED US TREASURY CASH RESERVES; FEDERATED UTILITY FUND INC.; FEDERATED VIRGINIA MUNICIPAL CASH TRUST; FEDERATED WORLD UTILITY FUND; IDEX FEDERATED TAX EXEMPT FUND (collectively referred to as the FEDERATED FUNDS), FEDERATED ADJUSTABLE RATE SECURITIES FUND; FEDERATED AMERICAN LEADERS FUND INC.; FEDERATED ARMS FUND; FEDERATED EQUITY FUNDS; FEDERATED EQUITY INCOME FUND INC.; FEDERATED FIXED INCOME SECURITIES INC.; FEDERATED FUND FOR US GOVERNMENT SECURITIES INC.; FEDERATED GNMA TRUST; FEDERATED GOVERNMENT INCOME SECURITIES INC.; FEDERATED HIGH INCOME BOND FUND INC.; FEDERATED HIGH YIELD TRUST; FEDERATED INCOME SECURITIES TRUST; FEDERATED INCOME TRUST; FEDERATED INDEX TRUST; FEDERATED INDEX TRUST; FEDERATED INSTITUTIONAL TRUST; FEDERATED INTERNATIONAL SERIES INC.; FEDERATED LIMITED DURATION GOVERNMENT FUND INC.;

[Caption continued on following page]

FEDERATED MANAGED ALLOCATION PORTFOLIOS; FEDERATED MUNICIPAL OPPORTUNITIES FUND INC.; FEDERATED MUNICIPAL SECURITIES FUND INC.; FEDERATED MUNICIPAL SECURITIES INCOME TRUST; FEDERATED MUNICIPAL SECURITIES INCOME TRUST; FEDERATED SHORT TERM MUNICIPAL TRUST; FEDERATED STOCK & BOND FUND INC.; FEDERATED TOTAL RETURN GOVERNMENT BOND FUND; FEDERATED TOTAL RETURN SERIES INC.; FEDERATED US GOVERNMENT SECURITIES FUND 1-3 YEARS; FEDERATED US GOVERNMENT BOND FUND; FEDERATED UTILITY FUND INC.; FEDERATED WORLD INVESTMENT SERIES INC.,(collectively referred to as the REGISTRANTS); FEDERATED INVESTORS, INC.; FEDERATED INVESTMENT MANAGEMENT COMPANY AND FEDERATED GLOBAL INVESTMENT MANAGEMENT CORP.,

Defendants.

---x

Plaintiffs allege the following based upon the investigation of plaintiffs' counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings as well as other regulatory filings and reports and advisories about the Federated Funds (as defined in the caption of this case), press releases, and media reports about the Federated Funds. Plaintiffs believe that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a federal class action on behalf of a class consisting of all persons other than defendants who purchased or otherwise acquired shares or other ownership units of one or more of the mutual funds in the Federated family of funds (*i.e.*, the Federated Funds as defined in the caption, above) between November 1, 1998 and October 21, 2003, inclusive, and who were damaged thereby. Plaintiffs seek to pursue remedies under the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act") and the Investment Advisers Act of 1940 (the "Investment Advisers Act") (the "Class").

2. This action charges defendants with engaging in an unlawful and deceitful course of conduct designed to improperly financially advantage defendants to the detriment of plaintiffs and other members of the Class. As part and parcel of defendants' unlawful conduct, the Fund Defendants, as defined below, in clear contravention of their fiduciary responsibilities and disclosure obligations, failed to properly disclose:

a. That select favored customers were allowed to engage in illegal "late trading," a practice, more fully described herein, whereby an investor may place an order to purchase fund shares after 4:00 p.m. and have that order filled at that day's closing net asset value; and

b. That select favored customers were improperly allowed to "time" their mutual fund trades. Such timing, as more fully described herein, improperly allows an investor to trade in and out of a mutual fund to exploit short-term moves and inefficiencies in the manner in which the mutual funds price their shares.

3. On October 22, 2003, Federated filed a Form 8-K with the Securities Exchange Commission in which it stated that, based on an internal investigation, "it appears that a few investors in Federated funds were granted exceptions to the company's internal procedures

for limiting frequent transactions, and that some of these investors made additional investments in other Federated funds." The filing also stated that the investigation had identified instances of late trading. Federated is under investigation by the New York State Attorney General, the Securities and Exchange Commission and the National Association of Securities Dealers.

JURISDICTION AND VENUE

4. This Court has jurisdiction over the subject matter of this action pursuant to § 27 of the Exchange Act of 1934 (15 U.S.C. § 78aa); Section 22 of the Securities Act (15 U.S.C. § 77v); Section 80b-14 of the Investment Advisers Act (15 U.S.C. § 80b-14); and 28 U.S.C. §§ 1331,1337.

5. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District. Defendant Federated Investors, Inc. is the ultimate parent of defendants bearing the Federated name, was an active participant in the wrongful conduct alleged herein and is headquartered within this District, at 1001 Liberty Avenue, Pittsburgh, Pennsylvania.

6. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

7. Plaintiff Resa J. Jannett, as set forth in her certification, which is attached hereto and incorporated by reference herein, purchased shares or units of the Federated Limited Term Fund during the Class Period and has been damaged thereby.

8. Plaintiff Herman Stein, as set forth in his certification, which is attached hereto and incorporated by reference herein, purchased shares or units of the Federated Equity Income Fund during the Class Period and has been damaged thereby.

9. Each of the Federated Funds, including the Federated Limited Term Fund and Federated Equity Income Fund, is a mutual fund that is regulated by the Investment Company Act of 1940, managed by defendant FIM or Global, as defined below, and that buy, hold, and sell shares or other ownership units that are subject to the misconduct alleged in this complaint.

10. Federated Investors, Inc. ("Federated Investors") is the ultimate parent of defendants bearing the Federated name. Federated Investors is a provider of investment management products and related financial services. It is one of the largest mutual fund managers in the United States with $195.4 billion in assets under management as of December 31, 2003. Federated is headquartered at 1001 Liberty Avenue, Pittsburgh, Pennsylvania.

11. Federated Investment Management Company ("FIM") is registered as an investment advisor under the Investment Advisers Act and managed and advised certain Federated Funds. FIM, a wholly-owned subsidiary of Federated, is headquartered in Pittsburgh, Pennsylvania.

12. Federated Global Investment Management Corp. ("Global") is registered as an investment advisor under the Investment Advisers Act and managed and advised certain international Federated Funds. Global, a wholly owned subsidiary of Federated, is headquartered in Pittsburgh, Pennsylvania.

13. Each of the defendants collectively defined as the Registrants in the above caption is the registrant and issuer of shares of one or more of the Federated Funds.

14. Federated Funds, Federated Investors, FIM, Global and the Registrants are referred to collectively herein as the "Fund Defendants."

15. The true names and capacities of defendants sued herein as John Does 1 through 100 are other active participants with the Fund Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such defendants were secretly permitted to engage in improper timing at the expense of ordinary Federated Funds investors, such as plaintiffs and the other members of the Class, in exchange for which these John Doe defendants provided remuneration to the Fund Defendants. Plaintiffs will seek to amend this complaint to state the true names and capacities of said defendants when they have been ascertained.

PLAINTIFFS' CLASS ACTION ALLEGATIONS

16. Plaintiffs bring this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities that purchased or otherwise acquired shares or like interests in any of the Federated Funds, between November 1, 1998 and October 21, 2003, inclusive, and who were damaged thereby. Plaintiffs and each of the Class members purchased shares or other ownership units in Federated Funds pursuant to a registration statement and prospectus. The registration statements and prospectuses pursuant to which plaintiffs and the other Class members purchased their shares or other ownership units in the Federated Funds are referred to collectively herein as the "Prospectuses." Excluded from the Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

17. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiffs at this time

and can only be ascertained through appropriate discovery, plaintiffs believe that there are hundreds or thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the Federated Funds and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

18. Plaintiffs' claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

19. Plaintiffs will fairly and adequately protect the interests of the members of the Class and have retained counsel competent and experienced in class and securities litigation.

20. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

a. whether the federal securities laws were violated by defendants' acts as alleged herein;

b. whether statements made by defendants to the investing public during the Class Period misrepresented material facts about the business, operations and financial statements of the Federated Funds; and

c. to what extent the members of the Class have sustained damages and the proper measure of damages.

21. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class

to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

Introduction: The Double Standard for Privileged Investors

22. Mutual Funds are meant to be long-term investments and are therefore the favored savings vehicles for many Americans' retirement and college funds. Unbeknownst to investors, from at least as early as November 1, 1998 and until October 21, 2003, inclusive, defendants engaged in fraudulent and wrongful schemes that enabled certain favored investors to reap many millions of dollars in profit, at the expense of Federated Funds' investors, including plaintiffs and the other members of the class, through secret and illegal after-hours trading and timed trading. In exchange for allowing and facilitating this improper conduct, the Fund Defendants received substantial fees and other remuneration for themselves and their affiliates to the detriment of plaintiffs and other members of the Class who knew nothing of these illicit arrangements. Specifically, FIM and Global, as managers of the Federated Funds, and each of the relevant fund managers, profited from fees FIM and Global charged to the Federated Funds that were measured as a percentage of the fees under management. In exchange for the right to engage in illegal late trading and timing, which hurt plaintiffs and the other Class members, by artificially and materially affecting the value of the Federated Funds, the John Doe Defendants, agreed to park substantial assets in Federated Funds.

Illegal Late Trading at the Expense of Plaintiffs and the Other Members of the Class

23. "Late trading" exploits the unique way in which mutual funds, including the Federated Funds, set their prices. The daily price of mutual fund shares is generally calculated once a day as of 4:00 p.m. EST. The price, known as the "Net Asset Value" or

"NAV," generally reflects the closing prices of the securities that comprise a given fund's portfolio, plus the value of any cash that the fund manager maintains for the fund. Orders to buy, sell or exchange mutual fund shares placed at or before 4:00 p.m. EST on a given day receive that day's price. Orders placed *after* 4:00 p.m. EST are supposed to be filled using the *following day's* price. Unbeknownst to plaintiffs and other members of the Class, and in violation of SEC regulations, the John Doe Defendants, secretly agreed with Federated that orders they placed after 4:00 p.m. on a given day would illegally receive that day's price (as opposed to the next day's price, which the order would have received had it been processed lawfully). This illegal conduct allowed the John Doe Defendants, to capitalize on market-moving financial and other information that was made public after the close of trading at 4:00 p.m. while plaintiffs and other members of the Class, who bought their Federated Funds' shares lawfully, could not.

24. Here is an illustration of how the favored treatment accorded to the John Doe Defendants took money, dollar-for-dollar, out of the pockets of ordinary Federated Funds' investors, such as plaintiffs and the other members of the Class: A mutual fund's share price is determined to be $10 per share for a given day. After 4:00 p.m., good news concerning the fund's constituent securities may have been made public, causing the price of the fund's underlying securities to rise materially and, correspondingly, causing the next day's NAV to rise and increasing the fund share price to $15. Under this example, ordinary investors placing an order to buy after 4:00 p.m. on the day the news came out would have their orders filled at $15, the next day's price. Defendants' scheme allowed the John Doe Defendants, and the John Doe defendants, to purchase fund shares at the pre-4:00 p.m. price of $10 per share price even after the post-4:00 p.m. news came out and the market had already started to react. These favored investors were therefore guaranteed a $5 per share profit by buying after the market had closed at the lower price, available only to them, and then selling the shares the next day at the higher

price. Because all shares sold by investors are bought by the respective fund, which must sell shares or use available cash for the purchase, the John Doe defendant's profit of $5 per unit comes, dollar-for dollar, directly from the other fund investors. This harmful practice, which damaged plaintiffs and other members of the Class, is completely undisclosed in the Prospectuses by which the Federated Funds were marketed and sold and pursuant to which plaintiffs and the other Class members purchased their Federated Fund units. Moreover, late trading is specifically prohibited by the "forward pricing rule" embodied in SEC regulations. See 17 C.F.R. §270.22c-1(a).

Secret Timed Trading at the Expense of Plaintiffs and the Other Members of the Class

25. "Timing" is an arbitrage strategy involving short-term trading that can be used to profit from mutual funds' use of "stale" prices to calculate the value of securities held in the funds' portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese securities. Because of the time zone difference, the Japanese market may close at 2 *a.m.* New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese securities in his or her fund to arrive at an NAV at 4 *p.m.* in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect that increase, and the fund's NAV will be artificially low. Put another way, the NAV would not reflect the true current market value of the stocks the fund holds. This and similar strategies are known as "time zone arbitrage."

26. A similar type of timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, the fact that some of the

Federated Funds' underlying securities may not have traded for hours before the New York closing time can render the fund's NAV stale and thus open it to being timed. This is sometimes known as "liquidity arbitrage."

27. Like late trading, effective timing captures an arbitrage profit that comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days --- as the John Doe defendants also did --- the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

28. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Trades necessitated by timer redemptions can also result in the realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market.

29. It is widely acknowledged that timing inures to the detriment of long-term mutual fund shareholders and, because of this detrimental effect, the Prospectuses stated that timing is monitored and that the Fund Defendants work to prevent it. These statements were materially false and misleading.

Defendants' Fraudulent Scheme

30. On September 4, 2003 *The Wall Street Journal* reported that the New York Attorney General Elliot Spitzer filed a complaint in New York Supreme Court alleging that certain mutual fund companies secretly allowed, and in some instances facilitated, a New Jersey-based hedge fund to engage in prohibited and/or fraudulent trading in mutual fund shares (the

"Spitzer Complaint"). In return for receiving this favored treatment, which damaged the long term mutual fund investors, the hedge fund parked funds in financial instruments controlled by the fund companies or their affiliates to increase fund management fees, and entered into other arrangements which benefited the fund companies and/or their affiliates. The article reported as follows regarding the matter:

> Edward Stern . . . finds himself at the center of a sweeping investigation into the mutual-fund industry after paying $40 million to settle charges of illegal trading made by the New York State Attorney General's Office. According to the settlement, Mr. Stern's hedge fund, called Canary Capital Partners LLC, allegedly obtained special trading opportunities with leading mutual-fund families-- including Bank of America Corp's Federated Funds, Bank One Corp., Janus Capital Group Inc. and Strong Financial Corp.-- by promising to make substantial investments in various funds managed by these institutions. [Emphasis in original].

The article indicated that the fraudulent practices enumerated in the Spitzer Complaint were just the tip of the iceberg, stating as follows:

> ***In a statement, Mr. Spitzer said "the full extent of this complicated fraud is not yet known," but he asserted that "the mutual-fund industry operates on a double standard" in which certain traders "have been given the opportunity to manipulate the system. They make illegal after-hours trades and improperly exploit market swings in ways that harm ordinary long-term investors."*** (Emphasis added).

31. The Spitzer Complaint received substantial press coverage and sparked additional investigations by state agencies, the SEC and U.S. Attorney for the Southern District of New York, and led to calls for more regulation and tougher enforcement of the mutual and hedge fund industries. On September 5, 2003, *The Wall Street Journal* reported that the New York Attorney General's Office had subpoenaed "a large number of hedge funds" and mutual funds as part of its investigation, "underscoring concern among investors that the improper trading of mutual-fund shares could be widespread" and that the SEC, joining the investigation,

plans to send letters to mutual funds holding about 75% of assets under management in the U.S. to inquire about their practices with respect to market-timing and fund-trading practices. On October 22, 2003, Federated filed a form 8-K with the SEC which stated, in pertinent part, as follows:

> Like many other mutual fund companies, Federated Investors has received detailed requests for information on shareholder trading activities from the Securities and Exchange Commission, the New York State Attorney General and the National Association of Securities Dealers. The company has retained the law firm of Reed Smith LLP to conduct an internal investigation, which is ongoing. Cooperating with these regulatory authorities and the completion of the internal investigation are top priorities for the company.
>
> The internal investigation is examining, among other things, circumstances in which it appears that a few investors in Federated funds were granted exceptions to the company's internal procedures for limiting frequent transactions, and that some of these investors made additional investments in other Federated funds. The investigation has also identified instances in which it appears that orders for Federated variable net asset value funds were placed and accepted after the funds' closing time at 4 p.m.

<u>The Prospectuses Were Materially False and Misleading</u>

32. Prior to investing in any of the Federated Funds, including the Federated Limited Term Fund and Federate Equity Income Fund, plaintiffs and each member of the class were entitled to and did receive one of the Prospectuses, each of which contained substantially the same materially false and misleading statements regarding the Federated Funds' policies on timed trading.

33. The Prospectuses falsely stated that the Federated Funds actively safeguard shareholders from the recognized harmful effects of timing. For example, in language that typically appeared in the Prospectuses, the February 28, 2003 Federated Global Financial

Services Fund prospectus acknowledged that "short-term trading" is harmful to shareholders and represented that the Federated Funds deters the practice, stating as follows:

> The Fund may modify or terminate the exchange privilege at any time. The Fund's management or Adviser may determine from the amount, frequency and pattern of exchanges that a shareholder is engaged in excessive trading that is detrimental to the Fund and other shareholders. If this occurs, the Fund may terminate the availability of exchanges to that shareholder and may bar that shareholder from purchasing other Federated funds.
>
> In an effort to deter shareholders from using repeated exchanges to take advantage of short-term market movements (also known as market timing), after July 30, 2001, Shares acquired through an exchange may not be exchanged again (a "Subsequent Exchange") for a period of 15 days. The Fund will not process any request for a Subsequent Exchange made during the 15-day period. The rights of shareholders to redeem their shares are not affected by this provision.

34. With respect to the pricing of mutual fund shares, and late trading, the Prospectuses typically stated as follows:

> WHAT DO SHARES COST?
>
> You can purchase, redeem or exchange Shares any day the New York Stock Exchange (NYSE) is open. When the Fund receives your transaction request in proper form (as described in this prospectus) it is processed at the next calculated net asset value (NAV) plus any applicable front-end sales charge (public offering price).
>
> If the fund purchases foreign securities that trade in foreign markets on days the NYSE is closed, the value of the Fund's assets may change on days you cannot purchase or redeem Shares.
>
> NAV is determined at the end of regular trading (normally 4:00 p.m. Eastern time) each day the NYSE is open. The Fund generally values equity securities according to the last sale price in the market in which they are primarily traded (either a national securities exchange or the over-the-counter market).

35. The Prospectuses failed to disclose and misrepresented the following material and adverse facts:

a. that defendants had entered into an agreement allowing the John Doe Defendants to time their trading of the Federated Funds shares;

b. that, pursuant to that agreement, the John Doe Defendants regularly timed and late traded Federated Funds shares;

c. that, contrary to the express representations in the Prospectuses, the Federated Funds enforced their policy against frequent traders selectively, *i.e.*, they did not enforce it against the John Doe Defendants;

d. that the Fund Defendants regularly allowed the John Doe Defendants to engage in trades that were disruptive to the efficient management of the Federated Funds and/or increased the Federated Funds' costs and thereby reduced the Federated Funds' actual performance; and

e. the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the Fund Defendants benefited financially at the expense of the Federated Funds investors.

Defendants' Scheme and Fraudulent Course of Business

36. Each defendant is liable for (i) making false statements, or for failing to disclose adverse facts while selling shares of the Federated Funds, and/or (ii) participating in a scheme to defraud and/or a course of business that operated as a fraud or deceit on purchasers of the Federated Funds shares during the Class Period (the "Wrongful Conduct"). This Wrongful Conduct enabled defendants to profit at the expense of plaintiffs and other Class members.

Additional Scienter Allegations

37. As alleged herein, defendants acted with scienter in that defendants knew that the public documents and statements issued or disseminated in the name of the Federated Funds were materially false and misleading; knew that such statements or documents would be

issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. As set forth elsewhere herein in detail, defendants, by virtue of their receipt of information reflecting the true facts regarding Federated Funds, their control over, and/or receipt and/or modification of Federated Funds' allegedly materially misleading misstatements and/or their associations with the Federated Funds which made them privy to confidential proprietary information concerning the Federated Funds, participated in the fraudulent scheme alleged herein.

38. Additionally, the Fund Defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged herein, the Fund Defendants, among other things, received increased management fees as a result of the scheme alleged herein. Moreover, mutual fund managers can easily spot market timing in their mutual funds simply by observing the trading activity within accounts; if the account, or persons controlling more than one account, engage in frequent trades the manager will know that they are engaging in market timing. The Spitzer Complaint emphasizes the ease with which the practice can be spotted by fund managers or their employees, as follows:

> Mutual fund managers are aware of the damaging effect that timers have on their funds. And while the effects on individual shareholders may be small once they are spread out over all the investors in a fund, their aggregate impact is not: for example, one recent study estimates that U.S. mutual funds lose $4 billion each year to timers. Eric Zitzewitz, Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds (October 2002) 35, at http://facultygsb.stanford.edu/zitzewitz/Research/arbitrage1002.pdf. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds -- like those made by Canary -- are easy for managers to spot. And mutual fund managers have tools to fight back against timers. [Emphasis in original].

39. The John Doe Defendants were motivated to participate in the wrongful scheme by the enormous profits they derived thereby. They systematically pursued the scheme with full knowledge of its consequences to other investors.

FIRST CLAIM

Against the Registrants For Violations of Section 11 Of The Securities Act

40. Plaintiffs repeat and reallege each and every allegation contained above as if fully set fort herein, except that, for purposes of this claim, plaintiffs expressly exclude and disclaim any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

41. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of the Class against the Registrants.

42. The Registrants are statutorily liable under Section 11. The Registrants issued, caused to be issued and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses.

43. Prior to purchasing units of the Federated Limited Term Fund and Federated Equity Income Fund, respectively, plaintiffs were provided the appropriate Prospectus and, similarly, prior to purchasing units of each of the other Federated Funds, all Class members likewise received the appropriate prospectus. Plaintiffs and other Class members purchased shares of the Federated Funds traceable to the false and misleading Prospectuses.

44. As set forth herein, the statements contained in the Prospectuses were materially false and misleading for a number of reasons, including that they stated that it was the practice of the Federated Funds to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, when, in fact, the John Doe Defendants were allowed to engage

in timed trading. The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and adverse facts:

a. that defendants had entered into an agreement allowing the John Doe Defendants to time their trading of the Federated Funds shares;

b. that, pursuant to that agreement, the John Doe Defendants regularly timed their trading in the Federated Funds shares;

c. that, contrary to the express representations in the Prospectuses, the Federated Funds enforced their policy against frequent traders selectively, *i.e.*, they did not enforce it against the John Doe Defendants;

d. that the Fund Defendants regularly allowed the John Doe Defendants to engage in trades that were disruptive to the efficient management of the Federated Funds and/or increased the Federated Funds' costs and thereby reduced the Federated Funds' actual performance; and

e. the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the Fund Defendants benefited financially at the expense of the Federated Funds investors.

45. Plaintiffs and the Class have sustained damages. The value of the Federated Funds shares decreased substantially subsequent to and due to defendants' violations.

46. At the time they purchased the Federated Funds shares traceable to the defective Prospectuses, plaintiffs and Class members were without knowledge of the facts concerning the false and misleading statements or omission alleged herein and could not reasonably have possessed such knowledge. This claim was brought within the applicable statute of limitations.

SECOND CLAIM

Against Federated Investments, FIM and Global as Control Persons of the Registrants For Violations of Section 15 of the Securities Act

47. Plaintiffs repeat and reallege each and every allegation contained above, except that for purposes of this claim, plaintiffs expressly exclude and disclaim any allegation that could be construed as alleging fraud or intentional reckless misconduct and otherwise incorporates the allegations contained above.

48. This Claim is brought pursuant to Section 15 of the Securities Act against Federated Investors, FIM and Global as control persons of the Registrants. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the false, misleading, and incomplete information conveyed in the Registrants' Prospectuses, public filings, press releases and other publications are the collective actions of Federated Investors, FIM and Global.

49. The Registrants are each liable under Section 11 of the Securities Act as set forth herein.

50. Each of Federated Investors, FIM and Global was a "control person" of the Registrants within the meaning of Section 15 of the Securities Act, by virtue of their position of operational control and/or authority over such funds --, Federated Investors, FIM and Global directly and indirectly, had the power and authority, and exercised the same, to cause the Registrants to engage in the wrongful conduct complained of herein. Federated Investors, FIM and Global issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

51. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Federated Investors, FIM and Global are liable to plaintiffs to the same extent as are each of the Registrants for their primary violations of Section 11 of the Securities Act.

52. By virtue of the foregoing, plaintiffs and other Class members are entitled to damages against Federated Investors, FIM and Global.

VIOLATIONS OF THE EXCHANGE ACT

Applicability Of Presumption Of Reliance: Fraud-On-The Market Doctrine

53. At all relevant times, the market for Federated Funds was efficient for the following reasons, among others:

a. The Federated Funds met the requirements for listing, and were listed and actively bought and sold through a highly efficient and automated market;

b. As regulated entities, periodic public reports concerning the Federated Funds were regularly filed with the SEC;

c. Persons associated with the Federated Funds regularly communicated with public investors *via* established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

d. The Federated Funds were followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

54. As a result of the foregoing, the market for the Federated Funds promptly digested current information regarding Federated Funds from all publicly available sources and reflected such information in the respective Federated Funds' NAV. Investors who purchased or otherwise acquired shares or interests in the Federated Funds relied on the integrity of the market

for such securities. Under these circumstances, all purchasers of the Federated Funds during the Class Period suffered similar injury through their purchase or acquisition of Federated Funds securities at distorted prices that did not reflect the risks and costs of the continuing course of conduct alleged herein, and a presumption of reliance applies.

THIRD CLAIM

Violation Of Section 10(b) Of The Exchange Act And Rule 10b-5 Promulgated Thereunder Against All Defendants

55. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

56. During the Class Period, each of the defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including plaintiffs and other Class members, as alleged herein and cause plaintiffs and other members of the Class to purchase Federated Funds shares or interests at distorted prices and to otherwise suffer damages. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein.

57. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the Federated Funds' securities, including plaintiffs and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated Federated Funds' assets and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

58. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the Federated Funds' operations, as specified herein.

59. These defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon plaintiffs and members of the Class.

60. The defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

61. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of Federated Funds securities were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the Fund Defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, plaintiffs and the other members of the Class acquired the shares or interests in the Federated Funds during the Class Period at distorted prices and were damaged thereby.

62. At the time of said misrepresentations and omissions, plaintiffs and other members of the Class were ignorant of their falsity, and believed them to be true. Had plaintiffs and other members of the Class and the marketplace known of the truth concerning the Federated Funds' operations, which were not disclosed by defendants, plaintiffs and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired such shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid.

63. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

64. As a direct and proximate result of defendants' wrongful conduct, plaintiffs and the other members of the Class suffered damages in connection with their respective purchases and sales of the Federated Funds shares during the Class Period.

FOURTH CLAIM

Against Federated Investors (as a Control Person of FIM, Global, the Registrants and the Federated Funds), FIM (as a Control Person of Certain of the Registrants and Certain of the Federated Funds), Global (as a Control Person of Certain of the Federated Registrants and Certain of the Federated Funds) and The Registrants (as a Control Person of the Federated Funds) For Violations of Section 20(a) of the Exchange Act

65. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

66. This Claim is brought pursuant to Section 20(a) of the Exchange Act against Federated Investors, as a control person of FIM, Global, the Federated Registrants and the Federated Funds; FIM and Global as control persons of certain of the Federated Registrants and the Federated Funds; and the Federated Registrants as a control person of the Federated Funds.

67. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the materially false, misleading, and incomplete information conveyed in the Federated Funds' public filings, press releases and other publications are the collective actions of Marsh & McLennan, Federated Investments, Federated Investment Management and Federated Investment Funds.

68. Each of Federated Investors, FIM, Global and the Registrants acted as controlling persons of the Federated Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the Federated Funds' respective businesses and systematic involvement in the fraudulent scheme alleged herein, Federated Investors, FIM, Global and the Federated Registrants each had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of the Federated Funds, including the content and dissemination of the various statements which plaintiffs contend are false and misleading. Federated Investors, FIM, Global and the Federated Registrants had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

69. In particular, each of Federated Investors, FIM, Global and the Federated Registrants had direct and supervisory involvement in the operations of the Federated Funds and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

70. As set forth above, Federated Investors, FIM, Global and the Federated Registrants each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as controlling persons, Federated Investors, FIM, Global and the Federated Registrants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants' wrongful conduct, plaintiffs and other members

of the Class suffered damages in connection with their purchases of Federated Funds securities during the Class Period.

VIOLATIONS OF THE INVESTMENT ADVISERS ACT

FIFTH CLAIM

For Violations of Section 206 of The Investment Advisers Act of 1940 Against FIM and Global [15 U.S.C. §80b-6 and 15 U.S.C. §80b-15]

71. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

72. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. §80b-15.

73. FIM and Global served as "investment advisers" to plaintiffs and other members of the Class pursuant to the Investment Advisers Act.

74. As a fiduciary pursuant to the Investment Advisers Act, FIM and Global were required to serve plaintiffs and other members of the Class in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. §80b-6, governing the conduct of investment advisers.

75. During the Class Period, FIM and Global breached their fiduciary duties owed to plaintiffs and the other members of the Class by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which it knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon plaintiffs and other members of the Class. As detailed above, FIM allowed the John Doe Defendants to secretly engage in timed trading of the Federated Funds shares. The purposes and effect of said scheme, practice and course of conduct was to enrich FIM and Global, among other defendants, at the expense of plaintiffs and other members of the Class.

76. FIM and Global breached their fiduciary duties owed to plaintiffs and other Class members by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon plaintiffs and the Class members.

77. FIM and Global are liable as a direct participant in the wrongs complained of herein. FIM and Global, because of their position of authority and control over the Federated Funds were able to and did: (1) control the content of the Prospectuses; and (2) control the operations of the Federated Funds.

78. FIM and Global had a duty to (1) disseminate accurate and truthful information with respect to the Federated Funds; and (2) truthfully and uniformly act in accordance with its stated policies and fiduciary responsibilities to plaintiffs and members of the Class. FIM and Global participated in the wrongdoing complained of herein in order to prevent plaintiffs and other members of the Class from knowing of FIM and Global's breaches of fiduciary duties including: (1) increasing their profitability at plaintiffs' and other members of the Class' expense by allowing the John Doe Defendants to secretly time their trading of the Federated Funds shares; and (2) placing their interests ahead of the interests of plaintiffs and other members of the Class.

79. As a result of FIM and Global's multiple breaches of its fiduciary duties owed to plaintiffs and other members of the Class, plaintiffs and other Class members were damaged.

80. Plaintiffs and other Class members are entitled to rescind their investment advisory contracts with FIM and Global and recover all fees paid in connection with their enrollment pursuant to such agreements.

PRAYER FOR RELIEF

WHEREFORE, plaintiffs pray for relief and judgment, as follows:

a. Determining that this action is a proper class action and appointing plaintiffs as Lead Plaintiff and their counsel as Lead Counsel for the Class and certifying them as Class representatives under Rule 23 of the Federal Rules of Civil Procedure;

b. Awarding compensatory damages in favor of plaintiffs and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

c. Awarding plaintiffs and the Class rescission of their contract with Federated Investment Management and recovery of all fees paid to Federated Investment Management pursuant to such agreement;

d. Awarding plaintiffs and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

e. Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiffs hereby demand a trial by jury.

Dated: October 29, 2003

LAW OFFICE OF ALFRED G. YATES JR, P.C.

By: ______________________

Alfred G. Yates Jr. (Pa. Id. No. 17419)
Gerald L. Rutledge (Pa. Id. No. 62027)
429 Forbes Avenue
519 Allegheny Building
Pittsburgh, Pennsylvania 15219
Telephone: (412) 391-5164
Facsimile: (412) 471-1033

MILBERG WEISS BERSHAD
HYNES & LERACH LLP
Melvyn I. Weiss
Steve G. Schulman
Peter E. Seidman
Andrei V. Rado
One Pennsylvania Plaza
New York, New York
Telephone (212) 594-5300
Facsimile: (212) 868-1229

Attorneys for Plaintiffs

To join the Action as Lead plaintiff, complete the following Certification, sign it, and fax or mail it to:

Rabin, Murray & Frank LLP	Fax:	(212) 682-1892
275 Madison Avenue	Tel:	(212) 682-1818
New York, NY 10016	Tel:	(800) 497-8076

CERTIFICATION

I, Rosa Jannett, do hereby certify that:

I have reviewed the complaint and have authorized its filing.

I did not purchase shares of Federated Fixed Income Security Limited Term Fund that are the subject of the complaint at the direction of my counsel or in order to participate in any private action arising under the Securities Act of 1933 or Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995.

I am willing to serve as a representative party on behalf of a class, including providing testimony at deposition and trial, if necessary.

During the Class Period, I engaged in the following transactions involving the shares of Federated Fixed Income Security Limited Term Fund:

TRANSACTION	TRADE DATE	NO. OF SHARES	PRICE/SHARE
PURCHASED	10-22-01	5,165,289	$50,000.00
SOLD	10-8-03	5,544,604	$49,624.21

I have sought to serve or served as a representative party on behalf of a class in an action brought under the federal securities laws that were filed during the three-year period preceding the date of this certification.

In re BellSouth Securities Litigation, 02CV2142 (N.D.Ga)
Jannett v. Merck & Co., et al., 02CV3330 (D.N.J.)

I will not accept any payment for serving as a representative party on behalf of the Class beyond my pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the Class and my activities in the lawsuit, as ordered or approval by the Court.

Nothing herein shall be construed to be or constitute a waiver of my attorney-client privilege.

I certify under penalty of perjury that the foregoing is true and correct.

Executed on 10/26/2003.

Signature [signature]
ROSA J. JANNETT
Address: 29632 Middlebelt, Farmington Hills MI 48334
County: Oakland, MI
Phone: (248) 737-2707

CERTIFICATION OF HERMAN STEIN
IN SUPPORT OF CLASS ACTION COMPLAINT

Herman Stein ("plaintiff") declares, as to the claims asserted under the federal securities laws, that:

1. Plaintiff has reviewed the complaint prepared by counsel in the above-captioned case and has authorized its filing.

2. Plaintiff did not purchase the security that is the subject of the complaint at the direction of plaintiff's counsel or in order to participate in any private action arising under the federal securities laws.

3. Plaintiff is willing to serve as a representative party on behalf of a class, including providing testimony at deposition and trial, if necessary.

4. During the proposed Class Period, plaintiff engaged in the following transactions in Federated Equity Income Fund: See Attachment A.

5. In the past three years, plaintiff has not moved to serve, nor has served as a representative party on behalf of a class in an action filed under the federal securities laws.

6. Plaintiff will not accept payment for serving as a representative party on behalf of a class beyond plaintiff's pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the Class as ordered or approved by the Court.

I declare under penalty of perjury that the foregoing is true and correct. Executed this 27th day of October, 2003.

HERMAN STEIN

ATTACHMENT A

Date	Action	Amount	Price
9/22/97	Purchase	1,015.2282	19.70
5/29/98	Purchase	1.496	19.02
7/1/98	Purchase	17.565	18.90
7/31/98	Purchase	1.305	18.91
8/31/98	Purchase	1.362	18.14
9/30/98	Purchase	1.461	17.67
10/30/98	Purchase	1.429	18.09
11/27/98	Purchase	53.793	18.66
12/30/98	Purchase	1.618	18.89
1/29/99	Purchase	1.611	19.00
2/26/99	Purchase	1.610	19.04
3/31/99	Purchase	1.594	19.26
4/30/99	Purchase	1.494	20.58
5/28/99	Purchase	1.528	20.14
6/30/99	Purchase	1.314	19.98
6/30/99	Purchase	0.029	19.66
6/30/99	Purchase	0.034	20.00
7/30/99	Purchase	1.279	20.56
9/1/99	Purchase	1.274	20.66
9/30/99	Purchase	1.361	19.36
10/19/99	Purchase	1.225	19.67
12/1/99	Purchase	1.122	21.49
12/31/99	Purchase	1.107	21.80
1/31/00	Purchase	1.087	22.22
3/1/00	Purchase	1.092	22.14
3/30/00	Purchase	0.984	24.99
4/28/00	Purchase	1.141	21.23
6/1/00	Purchase	1.160	20.91
6/30/00	Purchase	1.090	22.27
6/30/00	Purchase	9.576	22.26
6/30/00	Purchase	9.352	22.27
7/31/00	Purchase	1.106	22.32
8/31/00	Purchase	1.063	23.25
9/29/00	Purchase	1.100	22.49
11/1/00	Purchase	1.173	21.11
11/30/00	Purchase	1.306	18.98
11/30/00	Purchase	4.695	18.98
11/30/00	Purchase	6.772	18.98

Date	Action	Amount	Price
12/28/00	Purchase	1.338	18.72
1/31/01	Purchase	1.284	19.53
2/28/01	Purchase	1.647	18.15
3/30/01	Purchase	1.776	16.85
4/30/01	Purchase	1.719	17.44
5/31/01	Purchase	1.617	18.56
6/29/01	Purchase	1.444	17.49
8/1/01	Purchase	1.516	16.87
8/31/01	Purchase	1.492	16.96
9/28/01	Purchase	1.714	14.78
10/25/01	Purchase	1.606	15.80
11/27/01	Purchase	3.416	16.65
12/26/01	Purchase	1.547	16.48
1/25/02	Purchase	1.564	16.32
2/26/02	Purchase	1.590	16.07
3/27/02	Purchase	1.554	16.47
4/2502	Purchase	1.296	16.00
5/28/02	Purchase	1.317	15.76
6/25/02	Purchase	1.435	14.48
7/25/02	Purchase	1.662	12.52
8/27/02	Purchase	1.526	13.66
9/25/02	Purchase	1.703	12.25
10/25/02	Purchase	1.607	13.00
11/26/02	Purchase	1.525	13.72
12/26/02	Purchase	3.902	13.26
1/27/03	Purchase	1.635	12.85
2/25/03	Purchase	2.413	12.31
3/25/03	Purchase	2.404	12.38
4/25/03	Purchase	2.276	13.10
5/28/03	Purchase	2.150	13.89
6/25/03	Purchase	2.086	14.34
7/25/03	Purchase	2.120	14.14
8/26/03	Purchase	2.120	14.16
9/25/03	Purchase	2.277	14.31

COPY

UNITED STATES DISTRICT COURT
WESTERN DISTRICT OF PENNSYLVANIA

ROBERT STEINBERG, DONALD LEBEAU, and VIRGINIA M. LEBEAU, On Behalf of Themselves and All Others Similarly Situated, Plaintiffs, vs. AMERICAN SKANDIA ADVISOR FUNDS INC.-FEDERATED HIGH YIELD BOND FUND; FEDERATED ADJUSTABLE RATE US GOVERNMENT FUND; FEDERATED ADJUSTABLE RATE SECURITIES FUND; FEDERATED AGGRESSIVE GROWTH FUND; FEDERATED ALABAMA MUNICIPAL CASH TRUST; FEDERATED AMERICAN LEADERS FUND INC.; FEDERATED ARMS FUND; FEDERATED ASIA PACIFIC GROWTH FUND; FEDERATED AUTOMATED CASH MANAGEMENT TRUST; FEDERATED AUTOMATED GOVERNMENT CASH RESERVES; FEDERATED AUTOMATED TREASURY CASH RESERVES; FEDERATED BOND FUND; FEDERATED BOND INDEX FUND; FEDERATED CALIFORNIA MUNICIPAL INCOME FUND; FEDERATED CAPITAL APPRECIATION FUND; FEDERATED CAPITAL GROWTH FUND; FEDERATED CAPITAL INCOME FUND; FEDERATED COMMUNICATIONS TECHNOLOGY FUND; FEDERATED CONNECTICUT MUNICIPAL CASH TRUST; FEDERATED CONSERVATIVE ALLOCATION FUND; FEDERATED EMERGING MARKETS FUND; FEDERATED EQUITY INCOME FUND; FEDERATED EQUITY INCOME FUND INC.; FEDERATED EUROPEAN EQUITY FUND; FEDERATED EUROPEAN GROWTH FUND; FEDERATED EXCHANGE FUND; [Caption continued on following page]	Civil Action No. 03 1737 CLASS ACTION COMPLAINT JURY TRIAL DEMANDED

FEDERATED FLORIDA MUNICIPAL CASH TRUST; FEDERATED FUND FOR US GOVERNMENT SECURITIES; FEDERATED FUND FOR US GOVERNMENT SECURITIES INC.; FEDERATED GEORGIA MUNICIPAL CASH TRUST; FEDERATED GLOBAL EQUITY FUND; FEDERATED GLOBAL FINANCIAL SERVICES FUND; FEDERATED GLOBAL VALUE FUND; FEDERATED GNMA TRUST; FEDERATED GOVERNMENT FUND; FEDERATED GOVERNMENT INCOME SECURITIES FUND; FEDERATED GOVERNMENT OBLIGATIONS FUND; FEDERATED GOVERNMENT OBLIGATIONS TAX-MANAGED FUND; FEDERATED GOVERNMENT ULTRASHORT DURATION FUND; FEDERATED GOVERNMENT ULTRASHORT FUND; FEDERATED GROWTH ALLOCATION FUND; FEDERATED GROWTH STRATEGIES FUND; FEDERATED HIGH INCOME BOND FUND INC.; FEDERATED INCOME TRUST; FEDERATED INSTITUTIONAL HIGH-YIELD BOND FUND; FEDERATED INSTITUTIONAL SHORT DURATION GOVERNMENT FUND; FEDERATED INTERMEDIATE GOVERNMENT FUND; FEDERATED INTERMEDIATE INCOME FUND; FEDERATED INTERMEDIATE MUNICIPAL TRUST; FEDERATED INTERNATIONAL BOND FUND; FEDERATED INTERNATIONAL CAPITAL APPRECIATION FUND; FEDERATED INTERNATIONAL EQUITY FUND; FEDERATED INTERNATIONAL FUNDS PLC - HIGH INCOME ADVANTAGE FUND; FEDERATED INTERNATIONAL FUNDS PLC - SHORT-TERM EURO FUND; FEDERATED INTERNATIONAL FUNDS PLC - SHORT-TERM US GOVERNMENT SECURITIES FUND; FEDERATED INTERNATIONAL FUNDS PLC - SHORT-TERM US PRIME FUND; FEDERATED INTERNATIONAL FUNDS PLC - SHORT-TERM US TREASURY SECURITIES FUND;

[Caption continued on following page]

FEDERATED INTERNATIONAL GROWTH FUND; FEDERATED INTERNATIONAL HIGH INCOME FUND; FEDERATED INTERNATIONAL INCOME FUND; FEDERATED INTERNATIONAL SMALL COMPANY FUND; FEDERATED INTERNATIONAL VALUE FUND; FEDERATED KAUFMANN FUND; FEDERATED KAUFMANN SMALL CAP FUND; FEDERATED KAUFMANN SMALL CAP FUND; FEDERATED LARGE CAP GROWTH FUND; FEDERATED LARGE CAP INDEX FUND; FEDERATED LARGE CAP TECH FUND; FEDERATED LATIN AMERICAN GROWTH FUND; FEDERATED LIBERTY FUND; FEDERATED LIBERTY US GOVERNMENT MONEY MARKET TRUST; ; FEDERATED LIMITED DURATION FUND; FEDERATED LIMITED DURATION GOVERNMENT FUND; FEDERATED LIMITED TERM FUND; FEDERATED LIMITED TERM MUNICIPAL FUND; FEDERATED LIQUID CASH TRUST; FEDERATED MANAGED AGGRESSIVE GROWTH FUND; FEDERATED MANAGED GROWTH & INCOME FUND; FEDERATED MANAGED GROWTH FUND; FEDERATED MANAGED INCOME PORTFOLIO; FEDERATED MARKET OPPORTUNITY FUND; FEDERATED MARYLAND MUNICIPAL CASH TRUST; FEDERATED MASTER TRUST; FEDERATED MAX-CAP FUND; FEDERATED MAX-CAP INDEX FUND; FEDERATED MICHIGAN INTERMEDIATE MUNICIPAL TRUST; FEDERATED MID-CAP FUND; FEDERATED MID-CAP INDEX FUND; FEDERATED MINI-CAP FUND; FEDERATED MINI-CAP INDEX FUND; FEDERATED MINNESOTA MUNICIPAL CASH TRUST; FEDERATED MODERATE ALLOCATION FUND; FEDERATED MONEY MARKET MANAGEMENT INC.; FEDERATED MONEY MARKET TRUST;

[Caption continued on following page]

FEDERATED MORTGAGE FUND; FEDERATED MUNI & STOCK ADVANTAGE FUND; FEDERATED MUNICIPAL OBLIGATIONS FUND; FEDERATED MUNICIPAL OPPORTUNITIES FUND; FEDERATED MUNICIPAL SECURITIES FUND INC.; FEDERATED MUNICIPAL ULTRASHORT FUND; FEDERATED NEW ECONOMY FUND; FEDERATED NEW JERSEY MUNICIPAL CASH TRUST; FEDERATED NEW YORK MUNICIPAL CASH TRUST; FEDERATED NEW YORK MUNICIPAL INCOME FUND; FEDERATED NORTH CAROLINA MUNICIPAL CASH TRUST; FEDERATED NORTH CAROLINA MUNICIPAL INCOME FUND; FEDERATED OBLIGATION FUNDS; FEDERATED OHIO INTERMEDIATE MUNICIPAL TRUST; FEDERATED OHIO MUNICIPAL CASH TRUST; FEDERATED OHIO MUNICIPAL INCOME FUND; FEDERATED PENNSYLVANIA INTERMEDIATE MUNICIPAL TRUST; FEDERATED PENNSYLVANIA MUNICIPAL CASH TRUST; FEDERATED PENNSYLVANIA MUNICIPAL INCOME FUND; FEDERATED PREMIER INTERMEDIATE MUNICIPAL INCOME FUND; FEDERATED PREMIER MUNICIPAL INCOME FUND; FEDERATED PRIME CASH OBLIGATIONS FUND; FEDERATED PRIME OBLIGATIONS FUND; FEDERATED PRIME VALUE OBLIGATIONS FUND; FEDERATED SHORT-TERM INCOME FUND; FEDERATED SHORT-TERM MUNICIPAL TRUST; FEDERATED SHORT-TERM US GOVERNMENT TRUST; FEDERATED SMALL CAP STRATEGIES FUND; FEDERATED STOCK & BOND FUND INC.; FEDERATED STOCK TRUST; FEDERATED STRATEGIC INCOME FUND; FEDERATED TAX-FREE INSTRUMENTS TRUST; FEDERATED TAX-FREE OBLIGATIONS FUND; FEDERATED TAX-FREE TRUST; FEDERATED TENNESSEE MUNICIPAL CASH TRUST;

[Caption continued on following page]

FEDERATED TOTAL RETURN BOND FUND; FEDERATED TOTAL RETURN GOVERNMENT BOND FUND; FEDERATED TOTAL RETURN LIMITED DURATION FUND; FEDERATED TREASURY OBLIGATIONS FUND; FEDERATED ULTRASHORT BOND FUND; FEDERATED US GOVERNMENT BOND FUND; FEDERATED US GOVERNMENT FUND; FEDERATED US GOVERNMENT SECURITIES FUND: 1-3 YEARS; FEDERATED US GOVERNMENT SECURITIES FUND: 5-10 YEARS; FEDERATED US GOVERNMENT SECURITIES FUND: 2-5 YEARS; FEDERATED US TREASURY CASH RESERVES; FEDERATED UTILITY FUND INC.; FEDERATED VIRGINIA MUNICIPAL CASH TRUST; FEDERATED WORLD UTILITY FUND; IDEX FEDERATED TAX EXEMPT FUND (collectively referred to as the FEDERATED FUNDS), FEDERATED ADJUSTABLE RATE SECURITIES FUND; FEDERATED AMERICAN LEADERS FUND INC.; FEDERATED ARMS FUND; FEDERATED EQUITY FUNDS; FEDERATED EQUITY INCOME FUND INC.; FEDERATED FIXED INCOME SECURITIES INC.; FEDERATED FUND FOR US GOVERNMENT SECURITIES INC.; FEDERATED GNMA TRUST; FEDERATED GOVERNMENT INCOME SECURITIES INC.; FEDERATED HIGH INCOME BOND FUND INC.; FEDERATED HIGH YIELD TRUST; FEDERATED INCOME SECURITIES TRUST; FEDERATED INCOME TRUST; FEDERATED INDEX TRUST; FEDERATED INDEX TRUST; FEDERATED INSTITUTIONAL TRUST; FEDERATED INTERNATIONAL SERIES INC.; FEDERATED LIMITED DURATION GOVERNMENT FUND INC.; FEDERATED MANAGED ALLOCATION PORTFOLIOS; FEDERATED MUNICIPAL OPPORTUNITIES FUND INC.;

[Caption continued on following page]

FEDERATED MUNICIPAL SECURITIES FUND INC.; FEDERATED MUNICIPAL SECURITIES INCOME TRUST; FEDERATED MUNICIPAL SECURITIES INCOME TRUST; FEDERATED SHORT TERM MUNICIPAL TRUST; FEDERATED STOCK & BOND FUND INC.; FEDERATED TOTAL RETURN GOVERNMENT BOND FUND; FEDERATED TOTAL RETURN SERIES INC.; FEDERATED US GOVERNMENT SECURITIES FUND 1-3 YEARS; FEDERATED US GOVERNMENT BOND FUND; FEDERATED UTILITY FUND INC.; FEDERATED WORLD INVESTMENT SERIES INC., FEDERATED EQUITY FUNDS KAUFMAN FUND (collectively referred to as the REGISTRANTS); FEDERATED INVESTORS, INC.; FEDERATED INVESTMENT MANAGEMENT COMPANY AND FEDERATED GLOBAL INVESTMENT MANAGEMENT CORP.,

Defendants.

---x

Plaintiffs allege the following based upon the investigation of plaintiffs' counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings as well as other regulatory filings and reports and advisories about the Federated Funds (as defined in the caption of this case), press releases, and media reports about the Federated Funds. Plaintiffs believe that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a federal class action on behalf of a class consisting of all persons other than defendants who purchased or otherwise acquired shares or other ownership units of one or more of the mutual funds in the Federated family of funds (*i.e.*, the Federated Funds as defined in the caption, above) between November 1, 1998 and October 21, 2003, inclusive, and who were damaged thereby. Plaintiffs seek to pursue remedies under the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act") and the Investment Advisers Act of 1940 (the "Investment Advisers Act") (the "Class").

2. This action charges defendants with engaging in an unlawful and deceitful course of conduct designed to improperly financially advantage defendants to the detriment of plaintiffs and other members of the Class. As part and parcel of defendants' unlawful conduct, the Fund Defendants, as defined below, in clear contravention of their fiduciary responsibilities and disclosure obligations, failed to properly disclose:

a. That select favored customers were allowed to engage in illegal "late trading," a practice, more fully described herein, whereby an investor may place an order to purchase fund shares after 4:00 p.m. and have that order filled at that day's closing net asset value; and

b. That select favored customers were improperly allowed to "time" their mutual fund trades. Such timing, as more fully described herein, improperly allows an investor to trade in and out of a mutual fund to exploit short-term moves and inefficiencies in the manner in which the mutual funds price their shares.

3. On October 22, 2003, Federated filed a Form 8-K with the Securities Exchange Commission in which it stated that, based on an internal investigation, "it appears that a few investors in Federated funds were granted exceptions to the company's internal procedures

for limiting frequent transactions, and that some of these investors made additional investments in other Federated funds." The filing also stated that the investigation had identified instances of late trading. Federated is under investigation by the New York State Attorney General, the Securities and Exchange Commission and the National Association of Securities Dealers.

JURISDICTION AND VENUE

4. This Court has jurisdiction over the subject matter of this action pursuant to § 27 of the Exchange Act of 1934 (15 U.S.C. § 78aa); Section 22 of the Securities Act (15 U.S.C. § 77v); Section 80b-14 of the Investment Advisers Act (15 U.S.C. § 80b-14); and 28 U.S.C. §§ 1331,1337.

5. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District. Defendant Federated Investors, Inc. is the ultimate parent of defendants bearing the Federated name, was an active participant in the wrongful conduct alleged herein and is headquartered within this District, at 1001 Liberty Avenue, Pittsburgh, Pennsylvania.

6. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

7. Plaintiff Robert Steinberg, as set forth in his certification, which is attached hereto and incorporated by reference herein, purchased shares or units of the Federated Mini-Cap Fund during the Class Period and has been damaged thereby.

8. Plaintiffs Donald LeBeau and Virginia M. LeBeau, as set forth in their certification, which is attached hereto and incorporated by reference herein, purchased shares or units of the Federated American Leaders Fund, Federated Capital Appreciation Fund, and Federated Equity Income Fund Inc. during the Class Period and has been damaged thereby.

9. Each of the Federated Funds, including the Federated Mini-Cap Fund, Federated American Leaders Fund, Federated Capital Appreciation Fund, and Federated Equity Income Fund Inc. is a mutual fund that is regulated by the Investment Company Act of 1940, managed by defendant FIM or Global, as defined below, and that buy, hold, and sell shares or other ownership units that are subject to the misconduct alleged in this complaint.

10. Federated Investors, Inc. ("Federated Investors") is the ultimate parent of defendants bearing the Federated name. Federated Investors is a provider of investment management products and related financial services. It is one of the largest mutual fund managers in the United States with $195.4 billion in assets under management as of December 31, 2003. Federated is headquartered at 1001 Liberty Avenue, Pittsburgh, Pennsylvania.

11. Federated Investment Management Company ("FIM") is registered as an investment advisor under the Investment Advisers Act and managed and advised certain Federated Funds. FIM, a wholly-owned subsidiary of Federated, is headquartered in Pittsburgh, Pennsylvania.

12. Federated Global Investment Management Corp. ("Global") is registered as an investment advisor under the Investment Advisers Act and managed and advised certain international Federated Funds. Global, a wholly owned subsidiary of Federated, is headquartered in Pittsburgh, Pennsylvania.

13. Each of the defendants collectively defined as the Registrants in the above caption is the registrant and issuer of shares of one or more of the Federated Funds.

14. Federated Funds, Federated Investors, FIM, Global and the Registrants are referred to collectively herein as the "Fund Defendants."

15. The true names and capacities of defendants sued herein as John Does 1 through 100 are other active participants with the Fund Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such defendants were secretly permitted to engage in improper timing at the expense of ordinary Federated Funds investors, such as plaintiffs and the other members of the Class, in exchange for which these John Doe defendants provided remuneration to the Fund Defendants. Plaintiffs will seek to amend this complaint to state the true names and capacities of said defendants when they have been ascertained.

PLAINTIFFS' CLASS ACTION ALLEGATIONS

16. Plaintiffs bring this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities that purchased or otherwise acquired shares or like interests in any of the Federated Funds, between November 1, 1998 and October 21, 2003, inclusive, and who were damaged thereby. Plaintiffs and each of the Class members purchased shares or other ownership units in Federated Funds pursuant to a registration statement and prospectus. The registration statements and prospectuses pursuant to which plaintiffs and the other Class members purchased their shares or other ownership units in the Federated Funds are referred to collectively herein as the "Prospectuses." Excluded from the Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

17. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiffs at this time

and can only be ascertained through appropriate discovery, plaintiffs believe that there are hundreds or thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the Federated Funds and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

18. Plaintiffs' claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

19. Plaintiffs will fairly and adequately protect the interests of the members of the Class and have retained counsel competent and experienced in class and securities litigation.

20. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

a. whether the federal securities laws were violated by defendants' acts as alleged herein;

b. whether statements made by defendants to the investing public during the Class Period misrepresented material facts about the business, operations and financial statements of the Federated Funds; and

c. to what extent the members of the Class have sustained damages and the proper measure of damages.

21. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class

to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

Introduction: The Double Standard for Privileged Investors

22. Mutual Funds are meant to be long-term investments and are therefore the favored savings vehicles for many Americans' retirement and college funds. Unbeknownst to investors, from at least as early as November 1, 1998 and until October 21, 2003, inclusive, defendants engaged in fraudulent and wrongful schemes that enabled certain favored investors to reap many millions of dollars in profit, at the expense of Federated Funds' investors, including plaintiffs and the other members of the class, through secret and illegal after-hours trading and timed trading. In exchange for allowing and facilitating this improper conduct, the Fund Defendants received substantial fees and other remuneration for themselves and their affiliates to the detriment of plaintiffs and other members of the Class who knew nothing of these illicit arrangements. Specifically, FIM and Global, as managers of the Federated Funds, and each of the relevant fund managers, profited from fees FIM and Global charged to the Federated Funds that were measured as a percentage of the fees under management. In exchange for the right to engage in illegal late trading and timing, which hurt plaintiffs and the other Class members, by artificially and materially affecting the value of the Federated Funds, the John Doe Defendants, agreed to park substantial assets in Federated Funds.

Illegal Late Trading at the Expense of Plaintiffs and the Other Members of the Class

23. "Late trading" exploits the unique way in which mutual funds, including the Federated Funds, set their prices. The daily price of mutual fund shares is generally calculated once a day as of 4:00 p.m. EST. The price, known as the "Net Asset Value" or

"NAV," generally reflects the closing prices of the securities that comprise a given fund's portfolio, plus the value of any cash that the fund manager maintains for the fund. Orders to buy, sell or exchange mutual fund shares placed at or before 4:00 p.m. EST on a given day receive that day's price. Orders placed *after* 4:00 p.m. EST are supposed to be filled using the *following day's* price. Unbeknownst to plaintiffs and other members of the Class, and in violation of SEC regulations, the John Doe Defendants, secretly agreed with Federated that orders they placed after 4:00 p.m. on a given day would illegally receive that day's price (as opposed to the next day's price, which the order would have received had it been processed lawfully). This illegal conduct allowed the John Doe Defendants, to capitalize on market-moving financial and other information that was made public after the close of trading at 4:00 p.m. while plaintiffs and other members of the Class, who bought their Federated Funds' shares lawfully, could not.

24. Here is an illustration of how the favored treatment accorded to the John Doe Defendants took money, dollar-for-dollar, out of the pockets of ordinary Federated Funds' investors, such as plaintiffs and the other members of the Class: A mutual fund's share price is determined to be $10 per share for a given day. After 4:00 p.m., good news concerning the fund's constituent securities may have been made public, causing the price of the fund's underlying securities to rise materially and, correspondingly, causing the next day's NAV to rise and increasing the fund share price to $15. Under this example, ordinary investors placing an order to buy after 4:00 p.m. on the day the news came out would have their orders filled at $15, the next day's price. Defendants' scheme allowed the John Doe Defendants, and the John Doe defendants, to purchase fund shares at the pre-4:00 p.m. price of $10 per share price even after the post-4:00 p.m. news came out and the market had already started to react. These favored investors were therefore guaranteed a $5 per share profit by buying after the market had closed at the lower price, available only to them, and then selling the shares the next day at the higher

price. Because all shares sold by investors are bought by the respective fund, which must sell shares or use available cash for the purchase, the John Doe defendant's profit of $5 per unit comes, dollar-for dollar, directly from the other fund investors. This harmful practice, which damaged plaintiffs and other members of the Class, is completely undisclosed in the Prospectuses by which the Federated Funds were marketed and sold and pursuant to which plaintiffs and the other Class members purchased their Federated Fund units. Moreover, late trading is specifically prohibited by the "forward pricing rule" embodied in SEC regulations. See 17 C.F.R. §270.22c-1(a).

Secret Timed Trading at the Expense of Plaintiffs and the Other Members of the Class

25. "Timing" is an arbitrage strategy involving short-term trading that can be used to profit from mutual funds' use of "stale" prices to calculate the value of securities held in the funds' portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese securities. Because of the time zone difference, the Japanese market may close at 2 *a.m.* New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese securities in his or her fund to arrive at an NAV at 4 *p.m.* in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect that increase, and the fund's NAV will be artificially low. Put another way, the NAV would not reflect the true current market value of the stocks the fund holds. This and similar strategies are known as "time zone arbitrage."

26. A similar type of timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, the fact that some of the

Federated Funds' underlying securities may not have traded for hours before the New York closing time can render the fund's NAV stale and thus open it to being timed. This is sometimes known as "liquidity arbitrage."

27. Like late trading, effective timing captures an arbitrage profit that comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days --- as the John Doe defendants also did --- the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

28. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Trades necessitated by timer redemptions can also result in the realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market.

29. It is widely acknowledged that timing inures to the detriment of long-term mutual fund shareholders and, because of this detrimental effect, the Prospectuses stated that timing is monitored and that the Fund Defendants work to prevent it. These statements were materially false and misleading.

<u>Defendants' Fraudulent Scheme</u>

30. On September 4, 2003 *The Wall Street Journal* reported that the New York Attorney General Elliot Spitzer filed a complaint in New York Supreme Court alleging that certain mutual fund companies secretly allowed, and in some instances facilitated, a New Jersey-based hedge fund to engage in prohibited and/or fraudulent trading in mutual fund shares (the

"Spitzer Complaint"). In return for receiving this favored treatment, which damaged the long term mutual fund investors, the hedge fund parked funds in financial instruments controlled by the fund companies or their affiliates to increase fund management fees, and entered into other arrangements which benefited the fund companies and/or their affiliates. The article reported as follows regarding the matter:

> Edward Stern . . . finds himself at the center of a sweeping investigation into the mutual-fund industry after paying $40 million to settle charges of illegal trading made by the New York State Attorney General's Office. According to the settlement, Mr. Stern's hedge fund, called Canary Capital Partners LLC, allegedly obtained special trading opportunities with leading mutual-fund families-- including Bank of America Corp's Federated Funds, Bank One Corp., Janus Capital Group Inc. and Strong Financial Corp.-- by promising to make substantial investments in various funds managed by these institutions. [Emphasis in original].

The article indicated that the fraudulent practices enumerated in the Spitzer Complaint were just the tip of the iceberg, stating as follows:

> *In a statement, Mr. Spitzer said "the full extent of this complicated fraud is not yet known," but he asserted that "the mutual-fund industry operates on a double standard" in which certain traders "have been given the opportunity to manipulate the system. They make illegal after-hours trades and improperly exploit market swings in ways that harm ordinary long-term investors."* (Emphasis added).

31. The Spitzer Complaint received substantial press coverage and sparked additional investigations by state agencies, the SEC and U.S. Attorney for the Southern District of New York, and led to calls for more regulation and tougher enforcement of the mutual and hedge fund industries. On September 5, 2003, *The Wall Street Journal* reported that the New York Attorney General's Office had subpoenaed "a large number of hedge funds" and mutual funds as part of its investigation, "underscoring concern among investors that the improper trading of mutual-fund shares could be widespread" and that the SEC, joining the investigation,

plans to send letters to mutual funds holding about 75% of assets under management in the U.S. to inquire about their practices with respect to market-timing and fund-trading practices. On October 22, 2003, Federated filed a form 8-K with the SEC which stated, in pertinent part, as follows:

> Like many other mutual fund companies, Federated Investors has received detailed requests for information on shareholder trading activities from the Securities and Exchange Commission, the New York State Attorney General and the National Association of Securities Dealers. The company has retained the law firm of Reed Smith LLP to conduct an internal investigation, which is ongoing. Cooperating with these regulatory authorities and the completion of the internal investigation are top priorities for the company.
>
> The internal investigation is examining, among other things, circumstances in which it appears that a few investors in Federated funds were granted exceptions to the company's internal procedures for limiting frequent transactions, and that some of these investors made additional investments in other Federated funds. The investigation has also identified instances in which it appears that orders for Federated variable net asset value funds were placed and accepted after the funds' closing time at 4 p.m.

<u>The Prospectuses Were Materially False and Misleading</u>

32. Prior to investing in any of the Federated Funds, including the Federated Mini-Cap Fund, Federated American Leaders Fund, Federated Capital Appreciation Fund, and Federated Equity Income Fund Inc., plaintiffs and each member of the class were entitled to and did receive one of the Prospectuses, each of which contained substantially the same materially false and misleading statements regarding the Federated Funds' policies on timed trading.

33. The Prospectuses falsely stated that the Federated Funds actively safeguard shareholders from the recognized harmful effects of timing. For example, in language that typically appeared in the Prospectuses, the February 28, 2003 Federated Global Financial

Services Fund prospectus acknowledged that "short-term trading" is harmful to shareholders and represented that the Federated Funds deters the practice, stating as follows:

> The Fund may modify or terminate the exchange privilege at any time. The Fund's management or Adviser may determine from the amount, frequency and pattern of exchanges that a shareholder is engaged in excessive trading that is detrimental to the Fund and other shareholders. If this occurs, the Fund may terminate the availability of exchanges to that shareholder and may bar that shareholder from purchasing other Federated funds.
>
> In an effort to deter shareholders from using repeated exchanges to take advantage of short-term market movements (also known as market timing), after July 30, 2001, Shares acquired through an exchange may not be exchanged again (a "Subsequent Exchange") for a period of 15 days. The Fund will not process any request for a Subsequent Exchange made during the 15-day period. The rights of shareholders to redeem their shares are not affected by this provision.

34. With respect to the pricing of mutual fund shares, and late trading, the Prospectuses typically stated as follows:

> WHAT DO SHARES COST?
>
> You can purchase, redeem or exchange Shares any day the New York Stock Exchange (NYSE) is open. When the Fund receives your transaction request in proper form (as described in this prospectus) it is processed at the next calculated net asset value (NAV) plus any applicable front-end sales charge (public offering price).
>
> If the fund purchases foreign securities that trade in foreign markets on days the NYSE is closed, the value of the Fund's assets may change on days you cannot purchase or redeem Shares.
>
> NAV is determined at the end of regular trading (normally 4:00 p.m. Eastern time) each day the NYSE is open. The Fund generally values equity securities according to the last sale price in the market in which they are primarily traded (either a national securities exchange or the over-the-counter market).

35. The Prospectuses failed to disclose and misrepresented the following material and adverse facts:

a. that defendants had entered into an agreement allowing the John Doe Defendants to time their trading of the Federated Funds shares;

b. that, pursuant to that agreement, the John Doe Defendants regularly timed and late traded Federated Funds shares;

c. that, contrary to the express representations in the Prospectuses, the Federated Funds enforced their policy against frequent traders selectively, *i.e.*, they did not enforce it against the John Doe Defendants;

d. that the Fund Defendants regularly allowed the John Doe Defendants to engage in trades that were disruptive to the efficient management of the Federated Funds and/or increased the Federated Funds' costs and thereby reduced the Federated Funds' actual performance; and

e. the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the Fund Defendants benefited financially at the expense of the Federated Funds investors.

Defendants' Scheme and Fraudulent Course of Business

36. Each defendant is liable for (i) making false statements, or for failing to disclose adverse facts while selling shares of the Federated Funds, and/or (ii) participating in a scheme to defraud and/or a course of business that operated as a fraud or deceit on purchasers of the Federated Funds shares during the Class Period (the "Wrongful Conduct"). This Wrongful Conduct enabled defendants to profit at the expense of plaintiffs and other Class members.

Additional Scienter Allegations

37. As alleged herein, defendants acted with scienter in that defendants knew that the public documents and statements issued or disseminated in the name of the Federated Funds were materially false and misleading; knew that such statements or documents would be

issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. As set forth elsewhere herein in detail, defendants, by virtue of their receipt of information reflecting the true facts regarding Federated Funds, their control over, and/or receipt and/or modification of Federated Funds' allegedly materially misleading misstatements and/or their associations with the Federated Funds which made them privy to confidential proprietary information concerning the Federated Funds, participated in the fraudulent scheme alleged herein.

38. Additionally, the Fund Defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged herein, the Fund Defendants, among other things, received increased management fees as a result of the scheme alleged herein. Moreover, mutual fund managers can easily spot market timing in their mutual funds simply by observing the trading activity within accounts; if the account, or persons controlling more than one account, engage in frequent trades the manager will know that they are engaging in market timing. The Spitzer Complaint emphasizes the ease with which the practice can be spotted by fund managers or their employees, as follows:

> Mutual fund managers are aware of the damaging effect that timers have on their funds. And while the effects on individual shareholders may be small once they are spread out over all the investors in a fund, their aggregate impact is not: for example, one recent study estimates that U.S. mutual funds lose $4 billion each year to timers. Eric Zitzewitz, Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds (October 2002) 35, at http://facultygsb.stanford.edu/zitzewitz/Research/arbitrage1002.pdf. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds -- like those made by Canary -- are easy for managers to spot. And mutual fund managers have tools to fight back against timers. [Emphasis in original].

39. The John Doe Defendants were motivated to participate in the wrongful scheme by the enormous profits they derived thereby. They systematically pursued the scheme with full knowledge of its consequences to other investors.

FIRST CLAIM

Against the Registrants For Violations of Section 11 Of The Securities Act

40. Plaintiffs repeat and reallege each and every allegation contained above as if fully set fort herein, except that, for purposes of this claim, plaintiffs expressly exclude and disclaim any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

41. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of the Class against the Registrants.

42. The Registrants are statutorily liable under Section 11. The Registrants issued, caused to be issued and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses.

43. Prior to purchasing units of the Federated Mini-Cap Fund, Federated American Leaders Fund, Federated Capital Appreciation Fund, and Federated Equity Income Fund Inc., respectively, plaintiffs were provided the appropriate Prospectus and, similarly, prior to purchasing units of each of the other Federated Funds, all Class members likewise received the appropriate prospectus. Plaintiffs and other Class members purchased shares of the Federated Funds traceable to the false and misleading Prospectuses.

44. As set forth herein, the statements contained in the Prospectuses were materially false and misleading for a number of reasons, including that they stated that it was the practice of the Federated Funds to monitor and take steps to prevent timed trading because of its

adverse effect on fund investors, when, in fact, the John Doe Defendants were allowed to engage in timed trading. The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and adverse facts:

a. that defendants had entered into an agreement allowing the John Doe Defendants to time their trading of the Federated Funds shares;

b. that, pursuant to that agreement, the John Doe Defendants regularly timed their trading in the Federated Funds shares;

c. that, contrary to the express representations in the Prospectuses, the Federated Funds enforced their policy against frequent traders selectively, *i.e.*, they did not enforce it against the John Doe Defendants;

d. that the Fund Defendants regularly allowed the John Doe Defendants to engage in trades that were disruptive to the efficient management of the Federated Funds and/or increased the Federated Funds' costs and thereby reduced the Federated Funds' actual performance; and

e. the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the Fund Defendants benefited financially at the expense of the Federated Funds investors.

45. Plaintiffs and the Class have sustained damages. The value of the Federated Funds shares decreased substantially subsequent to and due to defendants' violations.

46. At the time they purchased the Federated Funds shares traceable to the defective Prospectuses, plaintiffs and Class members were without knowledge of the facts concerning the false and misleading statements or omission alleged herein and could not reasonably have possessed such knowledge. This claim was brought within the applicable statute of limitations.

SECOND CLAIM

Against Federated Investments, FIM and Global as Control Persons of the Registrants For Violations of Section 15 of the Securities Act

47. Plaintiffs repeat and reallege each and every allegation contained above, except that for purposes of this claim, plaintiffs expressly exclude and disclaim any allegation that could be construed as alleging fraud or intentional reckless misconduct and otherwise incorporates the allegations contained above.

48. This Claim is brought pursuant to Section 15 of the Securities Act against Federated Investors, FIM and Global as control persons of the Registrants. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the false, misleading, and incomplete information conveyed in the Registrants' Prospectuses, public filings, press releases and other publications are the collective actions of Federated Investors, FIM and Global.

49. The Registrants are each liable under Section 11 of the Securities Act as set forth herein.

50. Each of Federated Investors, FIM and Global was a "control person" of the Registrants within the meaning of Section 15 of the Securities Act, by virtue of their position of operational control and/or authority over such funds --, Federated Investors, FIM and Global directly and indirectly, had the power and authority, and exercised the same, to cause the Registrants to engage in the wrongful conduct complained of herein. Federated Investors, FIM and Global issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

51. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Federated Investors, FIM and Global are liable to plaintiffs to the same extent as are each of the Registrants for their primary violations of Section 11 of the Securities Act.

52. By virtue of the foregoing, plaintiffs and other Class members are entitled to damages against Federated Investors, FIM and Global.

VIOLATIONS OF THE EXCHANGE ACT

Applicability Of Presumption Of Reliance: Fraud-On-The Market Doctrine

53. At all relevant times, the market for Federated Funds was efficient for the following reasons, among others:

a. The Federated Funds met the requirements for listing, and were listed and actively bought and sold through a highly efficient and automated market;

b. As regulated entities, periodic public reports concerning the Federated Funds were regularly filed with the SEC;

c. Persons associated with the Federated Funds regularly communicated with public investors *via* established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

d. The Federated Funds were followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

54. As a result of the foregoing, the market for the Federated Funds promptly digested current information regarding Federated Funds from all publicly available sources and reflected such information in the respective Federated Funds' NAV. Investors who purchased or otherwise acquired shares or interests in the Federated Funds relied on the integrity of the market

for such securities. Under these circumstances, all purchasers of the Federated Funds during the Class Period suffered similar injury through their purchase or acquisition of Federated Funds securities at distorted prices that did not reflect the risks and costs of the continuing course of conduct alleged herein, and a presumption of reliance applies.

THIRD CLAIM

Violation Of Section 10(b) Of The Exchange Act And Rule 10b-5 Promulgated Thereunder Against All Defendants

55. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

56. During the Class Period, each of the defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including plaintiffs and other Class members, as alleged herein and cause plaintiffs and other members of the Class to purchase Federated Funds shares or interests at distorted prices and to otherwise suffer damages. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein.

57. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the Federated Funds' securities, including plaintiffs and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated Federated Funds' assets and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

58. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the Federated Funds' operations, as specified herein.

59. These defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon plaintiffs and members of the Class.

60. The defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

61. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of Federated Funds securities were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the Fund Defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, plaintiffs and the other members of the Class acquired the shares or interests in the Federated Funds during the Class Period at distorted prices and were damaged thereby.

62. At the time of said misrepresentations and omissions, plaintiffs and other members of the Class were ignorant of their falsity, and believed them to be true. Had plaintiffs and other members of the Class and the marketplace known of the truth concerning the Federated Funds' operations, which were not disclosed by defendants, plaintiffs and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired such shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid.

63. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

64. As a direct and proximate result of defendants' wrongful conduct, plaintiffs and the other members of the Class suffered damages in connection with their respective purchases and sales of the Federated Funds shares during the Class Period.

FOURTH CLAIM

Against Federated Investors (as a Control Person of FIM, Global, the Registrants and the Federated Funds), FIM (as a Control Person of Certain of the Registrants and Certain of the Federated Funds), Global (as a Control Person of Certain of the Federated Registrants and Certain of the Federated Funds) and The Registrants (as a Control Person of the Federated Funds) For Violations of Section 20(a) of the Exchange Act

65. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

66. This Claim is brought pursuant to Section 20(a) of the Exchange Act against Federated Investors, as a control person of FIM, Global, the Federated Registrants and the Federated Funds; FIM and Global as control persons of certain of the Federated Registrants and the Federated Funds; and the Federated Registrants as a control person of the Federated Funds.

67. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the materially false, misleading, and incomplete information conveyed in the Federated Funds' public filings, press releases and other publications are the collective actions of Marsh & McLennan, Federated Investments, Federated Investment Management and Federated Investment Funds.

68. Each of Federated Investors, FIM, Global and the Registrants acted as controlling persons of the Federated Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the Federated Funds' respective businesses and systematic involvement in the fraudulent scheme alleged herein, Federated Investors, FIM, Global and the Federated Registrants each had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of the Federated Funds, including the content and dissemination of the various statements which plaintiffs contend are false and misleading. Federated Investors, FIM, Global and the Federated Registrants had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

69. In particular, each of Federated Investors, FIM, Global and the Federated Registrants had direct and supervisory involvement in the operations of the Federated Funds and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

70. As set forth above, Federated Investors, FIM, Global and the Federated Registrants each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as controlling persons, Federated Investors, FIM, Global and the Federated Registrants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants' wrongful conduct, plaintiffs and other members

of the Class suffered damages in connection with their purchases of Federated Funds securities during the Class Period.

VIOLATIONS OF THE INVESTMENT ADVISERS ACT

FIFTH CLAIM

For Violations of Section 206 of The Investment Advisers Act of 1940 Against FIM and Global [15 U.S.C. §80b-6 and 15 U.S.C. §80b-15]

71. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

72. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. §80b-15.

73. FIM and Global served as "investment advisers" to plaintiffs and other members of the Class pursuant to the Investment Advisers Act.

74. As a fiduciary pursuant to the Investment Advisers Act, FIM and Global were required to serve plaintiffs and other members of the Class in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. §80b-6, governing the conduct of investment advisers.

75. During the Class Period, FIM and Global breached their fiduciary duties owed to plaintiffs and the other members of the Class by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which it knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon plaintiffs and other members of the Class. As detailed above, FIM allowed the John Doe Defendants to secretly engage in timed trading of the Federated Funds shares. The purposes and effect of said scheme, practice and course of conduct was to enrich FIM and Global, among other defendants, at the expense of plaintiffs and other members of the Class.

76. FIM and Global breached their fiduciary duties owed to plaintiffs and other Class members by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon plaintiffs and the Class members.

77. FIM and Global are liable as a direct participant in the wrongs complained of herein. FIM and Global, because of their position of authority and control over the Federated Funds were able to and did: (1) control the content of the Prospectuses; and (2) control the operations of the Federated Funds.

78. FIM and Global had a duty to (1) disseminate accurate and truthful information with respect to the Federated Funds; and (2) truthfully and uniformly act in accordance with its stated policies and fiduciary responsibilities to plaintiffs and members of the Class. FIM and Global participated in the wrongdoing complained of herein in order to prevent plaintiffs and other members of the Class from knowing of FIM and Global's breaches of fiduciary duties including: (1) increasing their profitability at plaintiffs' and other members of the Class' expense by allowing the John Doe Defendants to secretly time their trading of the Federated Funds shares; and (2) placing their interests ahead of the interests of plaintiffs and other members of the Class.

79. As a result of FIM and Global's multiple breaches of its fiduciary duties owed to plaintiffs and other members of the Class, plaintiffs and other Class members were damaged.

80. Plaintiffs and other Class members are entitled to rescind their investment advisory contracts with FIM and Global and recover all fees paid in connection with their enrollment pursuant to such agreements.

PRAYER FOR RELIEF

WHEREFORE, plaintiffs pray for relief and judgment, as follows:

a. Determining that this action is a proper class action and appointing plaintiffs as Lead Plaintiff and their counsel as Lead Counsel for the Class and certifying them as Class representatives under Rule 23 of the Federal Rules of Civil Procedure;

b. Awarding compensatory damages in favor of plaintiffs and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

c. Awarding plaintiffs and the Class rescission of their contract with Federated Investment Management and recovery of all fees paid to Federated Investment Management pursuant to such agreement;

d. Awarding plaintiffs and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

e. Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiffs hereby demand a trial by jury.

Dated: November 13, 2003

LAW OFFICE OF
ALFRED G. YATES JR., P.C.

By: ______________________
Alfred G. Yates Jr. (Pa. Id. No. 17419)
Gerald L. Rutledge (Pa. Id. No. 62027)
429 Forbes Avenue
519 Allegheny Building
Pittsburgh, Pennsylvania 15219
Telephone: (412) 391-5164
Facsimile: (412) 471-1033

MILBERG WEISS BERSHAD
HYNES & LERACH LLP
Melvyn I. Weiss
Steve G. Schulman
Peter E. Seidman
Andrei V. Rado
One Pennsylvania Plaza
New York, New York
Telephone (212) 594-5300
Facsimile: (212) 868-1229

LAW OFFICES OF CHARLES J. PIVEN, P.A.
Charles J. Piven
The World Trade Center-Baltimore
401 East Pratt Street, Suite 2525
Baltimore, Maryland 21202
(410) 986-0036

Attorneys for Plaintiffs

PLAINTIFF'S CERTIFICATION

Robert Steinberg ("Plaintiff") declares under penalty of perjury, as to the claims asserted under the federal securities laws, that:

1. Plaintiff has reviewed the complaint and authorized its filing.

2. Plaintiff did not purchase the security that is the subject of this action at the direction of plaintiff's counsel or in order to participate in this private action.

3. Plaintiff is willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial, if necessary.

4. Plaintiff's transactions in FMCPX (Federated Mini-Cap Fund) Fund during the Class Period (November 1, 1998 through July 3, 2003) are as follows:

(Complete only one trade per line; place any additional trades on the attached sheet)

# of Shares Purchased	# of Shares Sold	Price Per Share	Date of Purchase/Sale
301.432		13.27	4/24/00
5.514		12.73	11/20/98
.254		12.54	12/16/98

5. During the three years prior to the date of this Certification, Plaintiff has not sought to serve or served as a representative party for a class under the federal securities laws.

6. Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond the Plaintiff's pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the court.

I declare under penalty of perjury that the foregoing is true and correct. Executed this 8 day of November 2003.

Robert Steinberg

ATTACHMENT TO CERTIFICATION

Federated Funds Securities Litigation

Name: Robert Steinberg

(please complete only one trade per line)

# of Shares Purchased	# of Shares Sold	Price Per Share	Date of Purchase/Sale
.222		13.29	3/24/99
.168		14.10	6/24/99
.145		13.26	9/24/99
7.745		13.15	11/19/99
2.709		13.15	11/19/99
.1610		13.29	12/20/99
.164		15.22	3/24/00
.183		14.57	5/25/00
.184		14.47	9/25/00
3.354		11.24	11/21/00
19.95		11.24	11/21/00
.279		11.18	12/26/00
.337		10.71	3/26/01
.187		11.58	6/25/01
.064		9.42	9/24/01
	128.859	10.48 [illegible]	10/25/01
	356.093	10.29	10/15/01
.822		11.18	12/26/00
.993		10.71	3/26/01
.553		11.58	6/25/01
.189		9.42	9/24/01
.54		14.57	6/26/00
.543		14.47	9/25/00
51.0110		11.24	11/21/00
76.57		17.06	4/23/97
3.5[illegible]		Various	Various

out of date range

PLAINTIFF'S CERTIFICATION

[illegible] ("Plaintiff") declares under penalty of perjury, as to the claims asserted under the federal securities laws, that:

1. Plaintiff has reviewed the complaint and authorized its filing.

2. Plaintiff did not purchase the security that is the subject of this action at the direction of plaintiff's counsel or in order to participate in this private action.

3. Plaintiff is willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial, if necessary.

4. Plaintiff's transactions in 1) Federated American Leaders A 2) Federated Capital Appreciation Fund Cl A 3) Federated Equity Income Cl A during the Class Period (November 1, 1998 through July 3, 2003) are as follows:

(Complete only one trade per line, place any additional trades on the attached sheet)

	# of Shares Purchased	# of Shares Sold	Price Per Share	Date of Purchase/Sale
1)	597.338	618.245	$ 24.16 / $ 21.27	11/25/2000 / [illegible] 2003
2)	767.458	777.583	$ 24.92 / $ 22.48	11/25/2000 / [illegible] 2003
3)	763.050	803.404	$ 18.74 / $ 14.81	11/25/2000 / [illegible] 2003

5. During the three years prior to the date of this Certification, Plaintiff has not sought to serve or served as a representative party for a class under the federal securities laws.

6. Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond the Plaintiff's pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the court.

I declare under penalty of perjury that the foregoing is true and correct. Executed this 10 day of November 2003.

[illegible signature]

UNITED STATES DISTRICT COURT
WESTERN DISTRICT OF PENNSYLVANIA

Fee Paid
0520
Summ Issd

1538

DIANE RUCHKA, individually and on behalf of all others similarly situated, Plaintiff, vs. AMERICAN SKANDIA ADVISOR FUNDS INC - FEDERATED HIGH YIELD BOND FUND; ASAF-FEDERATED HIGH YIELD BOND FUND; FEDERATED ADJUSTABLE RATE US GOVERNMENT FUND; FEDERATED ADJUSTABLE RATE SECURITIES FUND; FEDERATED AGGRESSIVE GROWTH FUND; FEDERATED ALABAMA MUNICIPAL CASH TRUST; FEDERATED AMERICAN LEADERS FUND INC.; FEDERATED ARMS FUND; FEDERATED ASIA PACIFIC GROWTH FUND; FEDERATED AUTOMATED CASH MANAGEMENT TRUST; FEDERATED AUTOMATED GOVERNMENT CASH RESERVES; FEDERATED AUTOMATED TREASURY CASH RESERVES; FEDERATED BOND FUND; FEDERATED BOND INDEX FUND; FEDERATED CALIFORNIA MUNICIPAL INCOME FUND; FEDERATED CAPITAL APPRECIATION FUND; FEDERATED CAPITAL GROWTH FUND; FEDERATED CAPITAL INCOME FUND; FEDERATED COMMUNICATIONS TECHNOLOGY FUND; FEDERATED CONNECTICUT MUNICIPAL CASH TRUST; FEDERATED CONSERVATIVE ALLOCATION FUND; FEDERATED EMERGING MARKETS FUND; FEDERATED EQUITY INCOME FUND; FEDERATED EQUITY INCOME FUND INC.; FEDERATED EUROPEAN EQUITY FUND; FEDERATED EUROPEAN GROWTH FUND; FEDERATED EXCHANGE FUND; FEDERATED FLORIDA MUNICIPAL CASH TRUST; [Caption continued on following page.]	Civil Action No. <u>CLASS ACTION</u> 03 1639

1

FEDERATED FUND FOR US GOVERNMENT SECURITIES; FEDERATED FUND FOR US GOVERNMENT SECURITIES INC.; FEDERATED GEORGIA MUNICIPAL CASH TRUST; FEDERATED GLOBAL EQUITY FUND; FEDERATED GLOBAL FINANCIAL SERVICES FUND; FEDERATED GLOBAL VALUE FUND; FEDERATED GNMA TRUST; FEDERATED GOVERNMENT FUND; FEDERATED GOVERNMENT INCOME SECURITIES FUND; FEDERATED GOVERNMENT OBLIGATIONS FUND; FEDERATED GOVERNMENT OBLIGATIONS TAX-MANAGED FUND; FEDERATED GOVERNMENT ULTRASHORT DURATION FUND; FEDERATED GOVERNMENT ULTRASHORT FUND; FEDERATED GROWTH ALLOCATION FUND; FEDERATED GROWTH STRATEGIES FUND; FEDERATED HIGH INCOME BOND FUND INC.; FEDERATED INCOME TRUST; FEDERATED INSTITUTIONAL HIGH-YIELD BOND FUND; FEDERATED INSTITUTIONAL SHORT DURATION GOVERNMENT FUND; FEDERATED INTERMEDIATE GOVERNMENT FUND; FEDERATED INTERMEDIATE INCOME FUND; FEDERATED INTERMEDIATE MUNICIPAL TRUST; FEDERATED INTERNATIONAL BOND FUND; FEDERATED INTERNATIONAL CAPITAL APPRECIATION FUND; FEDERATED INTERNATIONAL EQUITY FUND; FEDERATED INTERNATIONAL FUNDS PLC - HIGH INCOME ADVANTAGE FUND; FEDERATED INTERNATIONAL FUNDS PLC - SHORT-TERM EURO FUND; FEDERATED INTERNATIONAL FUNDS PLC - SHORT-TERM US GOVERNMENT SECURITIES FUND; FEDERATED INTERNATIONAL FUNDS PLC - SHORT-TERM US PRIME FUND; FEDERATED INTERNATIONAL FUNDS PLC - SHORT-TERM US TREASURY SECURITIES FUND;

[Caption continued on following page.]

FEDERATED INTERNATIONAL GROWTH FUND; FEDERATED INTERNATIONAL HIGH INCOME FUND; FEDERATED INTERNATIONAL INCOME FUND; FEDERATED INTERNATIONAL SMALL COMPANY FUND; FEDERATED INTERNATIONAL VALUE FUND; FEDERATED KAUFMANN FUND; FEDERATED KAUFMANN SMALL CAP FUND; FEDERATED KAUFMANN SMALL CAP FUND; FEDERATED LARGE CAP GROWTH FUND; FEDERATED LARGE CAP INDEX FUND; FEDERATED LARGE CAP TECH FUND; FEDERATED LATIN AMERICAN GROWTH FUND; FEDERATED LIBERTY FUND; FEDERATED LIBERTY US GOVERNMENT MONEY MARKET TRUST; ; FEDERATED LIMITED DURATION FUND; FEDERATED LIMITED DURATION GOVERNMENT FUND; FEDERATED LIMITED TERM FUND; FEDERATED LIMITED TERM MUNICIPAL FUND; FEDERATED LIQUID CASH TRUST; FEDERATED MANAGED AGGRESSIVE GROWTH FUND; FEDERATED MANAGED GROWTH & INCOME FUND; FEDERATED MANAGED GROWTH FUND; FEDERATED MANAGED INCOME PORTFOLIO; FEDERATED MARKET OPPORTUNITY FUND; FEDERATED MARYLAND MUNICIPAL CASH TRUST; FEDERATED MASTER TRUST; FEDERATED MAX-CAP FUND; FEDERATED MAX-CAP INDEX FUND; FEDERATED MICHIGAN INTERMEDIATE MUNICIPAL TRUST; FEDERATED MID-CAP FUND; FEDERATED MID-CAP INDEX FUND; FEDERATED MINI-CAP FUND; FEDERATED MINI-CAP INDEX FUND; FEDERATED MINNESOTA MUNICIPAL CASH TRUST; FEDERATED MODERATE ALLOCATION FUND; FEDERATED MONEY MARKET MANAGEMENT INC.; FEDERATED MONEY MARKET TRUST;

[Caption continued on following page.]

FEDERATED MORTGAGE FUND; FEDERATED MUNI & STOCK ADVANTAGE FUND; FEDERATED MUNICIPAL OBLIGATIONS FUND; FEDERATED MUNICIPAL OPPORTUNITIES FUND; FEDERATED MUNICIPAL SECURITIES FUND INC.; FEDERATED MUNICIPAL ULTRASHORT FUND; FEDERATED NEW ECONOMY FUND; FEDERATED NEW JERSEY MUNICIPAL CASH TRUST; FEDERATED NEW YORK MUNICIPAL CASH TRUST; FEDERATED NEW YORK MUNICIPAL INCOME FUND; FEDERATED NORTH CAROLINA MUNICIPAL CASH TRUST; FEDERATED NORTH CAROLINA MUNICIPAL INCOME FUND; FEDERATED OBLIGATION FUNDS; FEDERATED OHIO INTERMEDIATE MUNICIPAL TRUST; FEDERATED OHIO MUNICIPAL CASH TRUST; FEDERATED OHIO MUNICIPAL INCOME FUND; FEDERATED PENNSYLVANIA INTERMEDIATE MUNICIPAL TRUST; FEDERATED PENNSYLVANIA MUNICIPAL CASH TRUST; FEDERATED PENNSYLVANIA MUNICIPAL INCOME FUND; FEDERATED PREMIER INTERMEDIATE MUNICIPAL INCOME FUND; FEDERATED PREMIER MUNICIPAL INCOME FUND; FEDERATED PRIME CASH OBLIGATIONS FUND; FEDERATED PRIME OBLIGATIONS FUND; FEDERATED PRIME VALUE OBLIGATIONS FUND; FEDERATED SHORT-TERM INCOME FUND; FEDERATED SHORT-TERM MUNICIPAL TRUST; FEDERATED SHORT-TERM US GOVERNMENT TRUST; FEDERATED SMALL CAP STRATEGIES FUND; FEDERATED STOCK & BOND FUND INC.; FEDERATED STOCK TRUST; FEDERATED STRATEGIC INCOME FUND; FEDERATED TAX-FREE INSTRUMENTS TRUST; FEDERATED TAX-FREE OBLIGATIONS FUND; FEDERATED TAX-FREE TRUST; FEDERATED TENNESSEE MUNICIPAL CASH TRUST;

[Caption continued on following page.]

FEDERATED TOTAL RETURN BOND FUND; FEDERATED TOTAL RETURN GOVERNMENT BOND FUND; FEDERATED TOTAL RETURN LIMITED DURATION FUND; FEDERATED TREASURY OBLIGATIONS FUND; FEDERATED ULTRASHORT BOND FUND; FEDERATED US GOVERNMENT BOND FUND; FEDERATED US GOVERNMENT FUND; FEDERATED US GOVERNMENT SECURITIES FUND: 1-3 YEARS; FEDERATED US GOVERNMENT SECURITIES FUND: 5-10 YEARS; FEDERATED US GOVERNMENT SECURITIES FUND: 2-5 YEARS; FEDERATED US TREASURY CASH RESERVES; FEDERATED UTILITY FUND INC.; FEDERATED VIRGINIA MUNICIPAL CASH TRUST; FEDERATED WORLD UTILITY FUND; IDEX FEDERATED TAX EXEMPT FUND (collectively referred to as the FEDERATED FUNDS), FEDERATED ADJUSTABLE RATE SECURITIES FUND; FEDERATED AMERICAN LEADERS FUND INC.; FEDERATED ARMS FUND; FEDERATED EQUITY FUNDS; FEDERATED EQUITY INCOME FUND INC.; FEDERATED FIXED INCOME SECURITIES INC.; FEDERATED FUND FOR US GOVERNMENT SECURITIES INC.; FEDERATED GNMA TRUST; FEDERATED GOVERNMENT INCOME SECURITIES INC.; FEDERATED HIGH INCOME BOND FUND INC.; FEDERATED HIGH YIELD TRUST; FEDERATED INCOME SECURITIES TRUST; FEDERATED INCOME TRUST; FEDERATED INDEX TRUST; FEDERATED INDEX TRUST; FEDERATED INSTITUTIONAL TRUST; FEDERATED INTERNATIONAL SERIES INC.; FEDERATED LIMITED DURATION GOVERNMENT FUND INC.; FEDERATED MANAGED ALLOCATION PORTFOLIOS; FEDERATED MUNICIPAL OPPORTUNITIES FUND INC.; FEDERATED MUNICIPAL SECURITIES FUND INC.;

[Caption continued on following page.]

FEDERATED MUNICIPAL SECURITIES INCOME TRUST; FEDERATED MUNICIPAL SECURITIES INCOME TRUST; FEDERATED SHORT TERM MUNICIPAL TRUST; FEDERATED STOCK & BOND FUND INC.; FEDERATED TOTAL RETURN GOVERNMENT BOND FUND; FEDERATED TOTAL RETURN SERIES INC.; FEDERATED US GOVERNMENT SECURITIES FUND 1-3 YEARS; FEDERATED US GOVERNMENT BOND FUND; FEDERATED UTILITY FUND INC.; FEDERATED WORLD INVESTMENT SERIES INC.,(collectively referred to as the REGISTRANTS); FEDERATED INVESTORS, INC.; FEDERATED INVESTMENT MANAGEMENT COMPANY AND FEDERATED GLOBAL INVESTMENT MANAGEMENT CORP.,

Defendants.

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Plaintiff alleges the following based upon the investigation of plaintiff's counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings as well as other regulatory filings and reports and advisories about the Federated Funds (as defined in the caption of this case), press releases, and media reports about the Federated Funds. Plaintiff believes that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a federal class action on behalf of a class consisting of all persons other than defendants who purchased or otherwise acquired shares or other ownership units of one or more of the mutual funds in the Federated family of funds (*i.e.*, the Federated Funds as defined in the caption, above) between November 1, 1998 and October 21, 2003, inclusive, and who were damaged thereby. Plaintiff seeks to pursue remedies under the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act") and the Investment Advisers Act of 1940 (the "Investment Advisers Act") (the "Class").

2. This action charges defendants with engaging in an unlawful and deceitful course of conduct designed to improperly financially advantage defendants to the detriment of plaintiff and other members of the Class. As part and parcel of defendants' unlawful conduct, the Fund Defendants, as defined below, in clear contravention of their fiduciary responsibilities and disclosure obligations, failed to properly disclose:

a. That select favored customers were allowed to engage in illegal "late trading," a practice, more fully described herein, whereby an investor may place an order to purchase fund shares after 4:00 p.m. and have that order filled at that day's closing net asset value; and

b. That select favored customers were improperly allowed to "time" their mutual fund trades. Such timing, as more fully described herein, improperly allows an investor to trade in and out of a mutual fund to exploit short-term moves and inefficiencies in the manner in which the mutual funds price their shares.

3. On October 22, 2003, Federated filed a Form 8-K with the Securities Exchange Commission in which it stated that, based on an internal investigation, "it appears that a few investors in Federated funds were granted exceptions to the company's internal procedures

for limiting frequent transactions, and that some of these investors made additional investments in other Federated funds." The filing also stated that the investigation had identified instances of late trading. Federated is under investigation by the New York State Attorney General, the Securities and Exchange Commission and the National Association of Securities Dealers.

JURISDICTION AND VENUE

4. This Court has jurisdiction over the subject matter of this action pursuant to § 27 of the Exchange Act of 1934 (15 U.S.C. § 78aa); Section 22 of the Securities Act (15 U.S.C. § 77v); Section 80b-14 of the Investment Advisers Act (15 U.S.C. § 80b-14); and 28 U.S.C. §§ 1331,1337.

5. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District. Defendant Federated Investors, Inc. is the ultimate parent of defendants bearing the Federated name, was an active participant in the wrongful conduct alleged herein and is headquartered within this District, at 1001 Liberty Avenue, Pittsburgh, Pennsylvania.

6. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

7. Plaintiff Diane Ruchka, as set forth in her certification, which is attached hereto and incorporated by reference herein, purchased shares or units of the Federated Capital

Appreciation Fund and the Federated Kaufmann Fund during the Class Period and has been damaged thereby.

8. Each of the Federated Funds, including the Federated Capital Appreciation Fund and the Federated Kaufmann Fund, is a mutual fund that is regulated by the Investment Company Act of 1940, managed by defendant FIM or Global, as defined below, and that buy, hold, and sell shares or other ownership units that are subject to the misconduct alleged in this complaint.

9. Federated Investors, Inc. ("Federated Investors") is the ultimate parent of defendants bearing the Federated name. Federated Investors is a provider of investment management products and related financial services. It is one of the largest mutual fund managers in the United States with $195.4 billion in assets under management as of December 31, 2003. Federated is headquartered at 1001 Liberty Avenue, Pittsburgh, Pennsylvania.

10. Federated Investment Management Company ("FIM") is registered as an investment advisor under the Investment Advisers Act and managed and advised certain Federated Funds. FIM, a wholly-owned subsidiary of Federated, is headquartered in Pittsburgh, Pennsylvania.

11. Federated Global Investment Management Corp. ("Global") is registered as an investment advisor under the Investment Advisers Act and managed and advised certain international Federated Funds. Global, a wholly owned subsidiary of Federated, is headquartered in Pittsburgh, Pennsylvania.

12. Each of the defendants collectively defined as the Registrants in the above caption is the registrant and issuer of shares of one or more of the Federated Funds.

13. Federated Funds, Federated Investors, FIM, Global and the Registrants are referred to collectively herein as the "Fund Defendants."

that day's price. Orders placed *after* 4:00 p.m. EST are supposed to be filled using the *following day's* price. Unbeknownst to plaintiff and other members of the Class, and in violation of SEC regulations, the John Doe Defendants, secretly agreed with Federated that orders they placed after 4:00 p.m. on a given day would illegally receive that day's price (as opposed to the next day's price, which the order would have received had it been processed lawfully). This illegal conduct allowed the John Doe Defendants, to capitalize on market-moving financial and other information that was made public after the close of trading at 4:00 p.m. while plaintiff and other members of the Class, who bought their Federated Funds' shares lawfully, could not.

23. Here is an illustration of how the favored treatment accorded to the John Doe Defendants took money, dollar-for-dollar, out of the pockets of ordinary Federated Funds' investors, such as plaintiff and the other members of the Class: A mutual fund's share price is determined to be $10 per share for a given day. After 4:00 p.m., good news concerning the fund's constituent securities may have been made public, causing the price of the fund's underlying securities to rise materially and, correspondingly, causing the next day's NAV to rise and increasing the fund share price to $15. Under this example, ordinary investors placing an order to buy after 4:00 p.m. on the day the news came out would have their orders filled at $15, the next day's price. Defendants' scheme allowed the John Doe Defendants, and the John Doe defendants, to purchase fund shares at the pre-4:00 p.m. price of $10 per share price even after the post-4:00 p.m. news came out and the market had already started to react. These favored investors were therefore guaranteed a $5 per share profit by buying after the market had closed at the lower price, available only to them, and then selling the shares the next day at the higher price. Because all shares sold by investors are bought by the respective fund, which must sell shares or use available cash for the purchase, the John Doe defendant's profit of $5 per unit comes, dollar-for dollar, directly from the other fund investors. This harmful practice, which

damaged plaintiff and other members of the Class, is completely undisclosed in the Prospectuses by which the Federated Funds were marketed and sold and pursuant to which plaintiff and the other Class members purchased their Federated Fund units. Moreover, late trading is specifically prohibited by the "forward pricing rule" embodied in SEC regulations. See 17 C.F.R. §270.22c-1(a).

Secret Timed Trading at the Expense of Plaintiff and the Other Members of the Class

24. "Timing" is an arbitrage strategy involving short-term trading that can be used to profit from mutual funds' use of "stale" prices to calculate the value of securities held in the funds' portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese securities. Because of the time zone difference, the Japanese market may close at 2 *a.m.* New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese securities in his or her fund to arrive at an NAV at 4 *p.m.* in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect that increase, and the fund's NAV will be artificially low. Put another way, the NAV would not reflect the true current market value of the stocks the fund holds. This and similar strategies are known as "time zone arbitrage."

25. A similar type of timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, the fact that some of the Federated Funds' underlying securities may not have traded for hours before the New York closing time can render the fund's NAV stale and thus open it to being timed. This is sometimes known as "liquidity arbitrage."

26. Like late trading, effective timing captures an arbitrage profit that comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days --- as the John Doe defendants also did --- the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

27. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Trades necessitated by timer redemptions can also result in the realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market.

28. It is widely acknowledged that timing inures to the detriment of long-term mutual fund shareholders and, because of this detrimental effect, the Prospectuses stated that timing is monitored and that the Fund Defendants work to prevent it. These statements were materially false and misleading.

Defendants' Fraudulent Scheme

29. On September 4, 2003 *The Wall Street Journal* reported that the New York Attorney General Elliot Spitzer filed a complaint in New York Supreme Court alleging that certain mutual fund companies secretly allowed, and in some instances facilitated, a New Jersey-based hedge fund to engage in prohibited and/or fraudulent trading in mutual fund shares. (The "Spitzer Complaint"). In return for receiving this favored treatment, which damaged the long term mutual fund investors, the hedge fund parked funds in financial instruments controlled by the fund companies or their affiliates to increase fund management fees, and entered into other

arrangements which benefited the fund companies and/or their affiliates. The article reported as follows regarding the matter:

> Edward Stern . . . finds himself at the center of a sweeping investigation into the mutual-fund industry after paying $40 million to settle charges of illegal trading made by the New York State Attorney General's Office. According to the settlement, Mr. Stern's hedge fund, called Canary Capital Partners LLC, allegedly obtained special trading opportunities with leading mutual-fund families--including Bank of America Corp's Federated Funds, Bank One Corp., Janus Capital Group Inc. and Strong Financial Corp.-- by promising to make substantial investments in various funds managed by these institutions. [Emphasis in original].

The article indicated that the fraudulent practices enumerated in the Spitzer Complaint were just the tip of the iceberg, stating as follows:

> ***In a statement, Mr. Spitzer said "the full extent of this complicated fraud is not yet known," but he asserted that "the mutual-fund industry operates on a double standard" in which certain traders "have been given the opportunity to manipulate the system. They make illegal after-hours trades and improperly exploit market swings in ways that harm ordinary long-term investors."***

(Emphasis added).

30. The Spitzer Complaint received substantial press coverage and sparked additional investigations by state agencies, the SEC and U.S. Attorney for the Southern District of New York, and led to calls for more regulation and tougher enforcement of the mutual and hedge fund industries. On September 5, 2003, *The Wall Street Journal* reported that the New York Attorney General's Office had subpoenaed "a large number of hedge funds" and mutual funds as part of its investigation, "underscoring concern among investors that the improper trading of mutual-fund shares could be widespread" and that the SEC, joining the investigation, plans to send letters to mutual funds holding about 75% of assets under management in the U.S. to inquire about their practices with respect to market-timing and fund-trading practices. On October 22, 2003, Federated filed a form 8-K with the SEC which stated, in pertinent part, as follows:

Like many other mutual fund companies, Federated Investors has received detailed requests for information on shareholder trading activities from the Securities and Exchange Commission, the New York State Attorney General and the National Association of Securities Dealers. The company has retained the law firm of Reed Smith LLP to conduct an internal investigation, which is ongoing. Cooperating with these regulatory authorities and the completion of the internal investigation are top priorities for the company.

The internal investigation is examining, among other things, circumstances in which it appears that a few investors in Federated funds were granted exceptions to the company's internal procedures for limiting frequent transactions, and that some of these investors made additional investments in other Federated funds. The investigation has also identified instances in which it appears that orders for Federated variable net asset value funds were placed and accepted after the funds' closing time at 4 p.m.

The Prospectuses Were Materially False and Misleading

31. Prior to investing in any of the Federated Funds, including the Federated Capital Appreciation Fund and the Federated Kaufmann, plaintiff and each member of the class were entitled to and did receive one of the Prospectuses, each of which contained substantially the same materially false and misleading statements regarding the Federated Funds' policies on timed trading.

32. The Prospectuses falsely stated that the Federated Funds actively safeguard shareholders from the recognized harmful effects of timing. For example, in language that typically appeared in the Prospectuses, the February 28, 2003 Federated Global Financial Services Fund prospectus acknowledged that "short-term trading" is harmful to shareholders and represented that the Federated Funds deters the practice, stating as follows:

> The Fund may modify or terminate the exchange privilege at any time. The Fund's management or Adviser may determine from the amount, frequency and pattern of exchanges that a shareholder is engaged in excessive trading that is detrimental to the Fund and other shareholders. If this occurs, the Fund may terminate the availability of exchanges to that shareholder and may bar that shareholder from purchasing other Federated funds.
>
> In an effort to deter shareholders from using repeated exchanges to take advantage of short-term market movements (also known as market timing), after July 30, 2001, Shares acquired through an exchange may not be exchanged again (a "Subsequent Exchange") for a period of 15 days. The Fund will not process

> any request for a Subsequent Exchange made during the 15-day period. The rights of shareholders to redeem their shares are not affected by this provision.

33. With respect to the pricing of mutual fund shares, and late trading, the Prospectuses typically stated as follows:

> WHAT DO SHARES COST?
>
> You can purchase, redeem or exchange Shares any day the New York Stock Exchange (NYSE) is open. When the Fund receives your transaction request in proper form (as described in this prospectus) it is processed at the next calculated net asset value (NAV) plus any applicable front-end sales charge (public offering price).
>
> If the fund purchases foreign securities that trade in foreign markets on days the NYSE is closed, the value of the Fund's assets may change on days you cannot purchase or redeem Shares.
>
> NAV is determined at the end of regular trading (normally 4:00 p.m. Eastern time) each day the NYSE is open. The Fund generally values equity securities according to the last sale price in the market in which they are primarily traded (either a national securities exchange or the over-the-counter market).

34. The Prospectuses failed to disclose and misrepresented the following material and adverse facts:

a. that defendants had entered into an agreement allowing the John Doe Defendants to time their trading of the Federated Funds shares;

b. that, pursuant to that agreement, the John Doe Defendants regularly timed and late traded Federated Funds shares;

c. that, contrary to the express representations in the Prospectuses, the Federated Funds enforced their policy against frequent traders selectively, *i.e.*, they did not enforce it against the John Doe Defendants;

d. that the Fund Defendants regularly allowed the John Doe Defendants to engage in trades that were disruptive to the efficient management of the Federated

Funds and/or increased the Federated Funds' costs and thereby reduced the Federated Funds' actual performance; and

e. the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the Fund Defendants benefited financially at the expense of the Federated Funds investors.

Defendants' Scheme and Fraudulent Course of Business

35. Each defendant is liable for (i) making false statements, or for failing to disclose adverse facts while selling shares of the Federated Funds, and/or (ii) participating in a scheme to defraud and/or a course of business that operated as a fraud or deceit on purchasers of the Federated Funds shares during the Class Period (the "Wrongful Conduct"). This Wrongful Conduct enabled defendants to profit at the expense of plaintiff and other Class members.

Additional Scienter Allegations

36. As alleged herein, defendants acted with scienter in that defendants knew that the public documents and statements issued or disseminated in the name of the Federated Funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. As set forth elsewhere herein in detail, defendants, by virtue of their receipt of information reflecting the true facts regarding Federated Funds, their control over, and/or receipt and/or modification of Federated Funds' allegedly materially misleading misstatements and/or their associations with the Federated Funds which made them privy to confidential proprietary information concerning the Federated Funds, participated in the fraudulent scheme alleged herein.

37. Additionally, the Fund Defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged herein, the Fund Defendants, among other things, received increased management fees as a result of the scheme alleged herein. Moreover, mutual fund managers can easily spot market timing in their mutual funds simply by observing the trading activity within accounts; if the account, or persons controlling more than one account, engage in frequent trades the manager will know that they are engaging in market timing. The Spitzer Complaint emphasizes the ease with which the practice can be spotted by fund managers or their employees, as follows:

> Mutual fund managers are aware of the damaging effect that timers have on their funds. And while the effects on individual shareholders may be small once they are spread out over all the investors in a fund, their aggregate impact is not: for example, one recent study estimates that U.S. mutual funds lose $4 billion each year to timers. Eric Zitzewitz, Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds (October 2002) 35, at http://faculty-gsb.stanford.edu/zitzewitz/Research/arbitrage1002.pdf. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds -- like those made by Canary -- are easy for managers to spot. And mutual fund managers have tools to fight back against timers. [Emphasis in original].

38. The John Doe Defendants were motivated to participate in the wrongful scheme by the enormous profits they derived thereby. They systematically pursued the scheme with full knowledge of its consequences to other investors.

FIRST CLAIM

Against the Registrants For Violations of Section 11 Of The Securities Act

39. Plaintiff repeats and realleges each and every allegation contained above as if fully set fort herein, except that, for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

40. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of the Class against the Registrants.

41. The Registrants are statutorily liable under Section 11. The Registrants issued, caused to be issued and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses.

42. Prior to purchasing units of the Federated Capital Appreciation Fund and the Federated Kaufmann Fund, respectively, plaintiff was provided the appropriate Prospectus and, similarly, prior to purchasing units of each of the other Federated Funds, all Class members likewise received the appropriate prospectus. Plaintiff and other Class members purchased shares of the Federated Funds traceable to the false and misleading Prospectuses.

43. As set forth herein, the statements contained in the Prospectuses were materially false and misleading for a number of reasons, including that they stated that it was the practice of the Federated Funds to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, when, in fact, the John Doe Defendants were allowed to engage in timed trading. The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and adverse facts:

a. that defendants had entered into an agreement allowing the John Doe Defendants to time their trading of the Federated Funds shares;

b. that, pursuant to that agreement, the John Doe Defendants regularly timed their trading in the Federated Funds shares;

c. that, contrary to the express representations in the Prospectuses, the Federated Funds enforced their policy against frequent traders selectively, *i.e.*, they did not enforce it against the John Doe Defendants;

d. that the Fund Defendants regularly allowed the John Doe Defendants to engage in trades that were disruptive to the efficient management of the Federated Funds and/or increased the Federated Funds' costs and thereby reduced the Federated Funds' actual performance; and

e. the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the Fund Defendants benefited financially at the expense of the Federated Funds investors.

44. Plaintiff and the Class have sustained damages. The value of the Federated Funds shares decreased substantially subsequent to and due to defendants' violations.

45. At the time they purchased the Federated Funds shares traceable to the defective Prospectuses, plaintiff and Class members were without knowledge of the facts concerning the false and misleading statements or omission alleged herein and could not reasonably have possessed such knowledge. This claim was brought within the applicable statute of limitations.

SECOND CLAIM

Against Federated Investments, FIM and Global as Control Persons of the Registrants For Violations of Section 15 of the Securities Act

46. Plaintiff repeats and realleges each and every allegation contained above, except that for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional reckless misconduct and otherwise incorporates the allegations contained above.

47. This Claim is brought pursuant to Section 15 of the Securities Act against Federated Investors, FIM and Global as control persons of the Registrants. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the false, misleading,

and incomplete information conveyed in the Registrants' Prospectuses, public filings, press releases and other publications are the collective actions of Federated Investors, FIM and Global.

48. The Registrants are each liable under Section 11 of the Securities Act as set forth herein.

49. Each of Federated Investors, FIM and Global was a "control person" of the Registrants within the meaning of Section 15 of the Securities Act, by virtue of their position of operational control and/or authority over such funds --, Federated Investors, FIM and Global directly and indirectly, had the power and authority, and exercised the same, to cause the Registrants to engage in the wrongful conduct complained of herein. Federated Investors, FIM and Global issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

50. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Federated Investors, FIM and Global are liable to plaintiff to the same extent as are each of the Registrants for their primary violations of Section 11 of the Securities Act.

51. By virtue of the foregoing, plaintiff and other Class members are entitled to damages against Federated Investors, FIM and Global.

VIOLATIONS OF THE EXCHANGE ACT

Applicability Of Presumption Of Reliance: Fraud-On-The Market Doctrine

52. At all relevant times, the market for Federated Funds was efficient for the following reasons, among others:

a. The Federated Funds met the requirements for listing, and were listed and actively bought and sold through a highly efficient and automated market;

b. As regulated entities, periodic public reports concerning the Federated Funds were regularly filed with the SEC;

c. Persons associated with the Federated Funds regularly communicated with public investors *via* established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

d. The Federated Funds were followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

53. As a result of the foregoing, the market for the Federated Funds promptly digested current information regarding Federated Funds from all publicly available sources and reflected such information in the respective Federated Funds' NAV. Investors who purchased or otherwise acquired shares or interests in the Federated Funds relied on the integrity of the market for such securities. Under these circumstances, all purchasers of the Federated Funds during the Class Period suffered similar injury through their purchase or acquisition of Federated Funds securities at distorted prices that did not reflect the risks and costs of the continuing course of conduct alleged herein, and a presumption of reliance applies.

THIRD CLAIM

Violation Of Section 10(b) Of The Exchange Act And Rule 10b-5 Promulgated Thereunder Against All Defendants

54. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

55. During the Class Period, each of the defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the

investing public, including plaintiff and other Class members, as alleged herein and cause plaintiff and other members of the Class to purchase Federated Funds shares or interests at distorted prices and to otherwise suffer damages. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein.

56. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the Federated Funds' securities, including plaintiff and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated Federated Funds' assets and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

57. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the Federated Funds' operations, as specified herein.

58. These defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon plaintiff and members of the Class.

59. The defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them.

Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

60. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of Federated Funds securities were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the Fund Defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, plaintiff and the other members of the Class acquired the shares or interests in the Federated Funds during the Class Period at distorted prices and were damaged thereby.

61. At the time of said misrepresentations and omissions, plaintiff and other members of the Class were ignorant of their falsity, and believed them to be true. Had plaintiff and other members of the Class and the marketplace known of the truth concerning the Federated Funds' operations, which were not disclosed by defendants, plaintiff and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired such shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid.

62. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

63. As a direct and proximate result of defendants' wrongful conduct, plaintiff and the other members of the Class suffered damages in connection with their respective purchases and sales of the Federated Funds shares during the Class Period.

FOURTH CLAIM

Against Federated Investors (as a Control Person of FIM, Global, the Registrants and the Federated Funds), FIM (as a Control Person of Certain of the Registrants and Certain of the Federated Funds), Global (as a Control Person of Certain of the Federated Registrants and Certain of the Federated Funds) and The Registrants (as a Control Person of the Federated Funds) For Violations of Section 20(a) of the Exchange Act

64. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

65. This Claim is brought pursuant to Section 20(a) of the Exchange Act against Federated Investors, as a control person of FIM, Global, the Federated Registrants and the Federated Funds; FIM and Global as control persons of certain of the Federated Registrants and the Federated Funds; and the Federated Registrants as a control person of the Federated Funds.

66. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the materially false, misleading, and incomplete information conveyed in the Federated Funds' public filings, press releases and other publications are the collective actions of Marsh & McLennan, Federated Investments, Federated Investment Management and Federated Investment Funds.

67. Each of Federated Investors, FIM, Global and the Registrants acted as controlling persons of the Federated Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the Federated Funds' respective businesses and systematic involvement in the fraudulent scheme alleged herein, Federated Investors, FIM, Global and the Federated Registrants each had the

power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of the Federated Funds, including the content and dissemination of the various statements which plaintiff contends are false and misleading. Federated Investors, FIM, Global and the Federated Registrants had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

68. In particular, each of Federated Investors, FIM, Global and the Federated Registrants had direct and supervisory involvement in the operations of the Federated Funds and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

69. As set forth above, Federated Investors, FIM, Global and the Federated Registrants each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as controlling persons, Federated Investors, FIM, Global and the Federated Registrants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants' wrongful conduct, plaintiff and other members of the Class suffered damages in connection with their purchases of Federated Funds securities during the Class Period.

VIOLATIONS OF THE INVESTMENT ADVISERS ACT

FIFTH CLAIM

For Violations of Section 206 of The Investment Advisers Act of 1940 Against FIM and Global [15 U.S.C. §80b-6 and 15 U.S.C. §80b-15]

70. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

71. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. §80b-15.

72. FIM and Global served as "investment advisers" to plaintiff and other members of the Class pursuant to the Investment Advisers Act.

73. As a fiduciary pursuant to the Investment Advisers Act, FIM and Global were required to serve plaintiff and other members of the Class in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. §80b-6, governing the conduct of investment advisers.

74. During the Class Period, FIM and Global breached their fiduciary duties owed to plaintiff and the other members of the Class by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which it knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon plaintiff and other members of the Class. As detailed above, FIM allowed the John Doe Defendants to secretly engage in timed trading of the Federated Funds shares. The purposes and effect of said scheme, practice and course of conduct was to enrich FIM and Global, among other defendants, at the expense of plaintiff and other members of the Class.

75. FIM and Global breached their fiduciary duties owed to plaintiff and other Class members by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon plaintiff and the Class members.

76. FIM and Global are liable as a direct participant in the wrongs complained of herein. FIM and Global, because of their position of authority and control over the Federated Funds were able to and did: (1) control the content of the Prospectuses; and (2) control the operations of the Federated Funds.

77. FIM and Global had a duty to (1) disseminate accurate and truthful information with respect to the Federated Funds; and (2) truthfully and uniformly act in

accordance with its stated policies and fiduciary responsibilities to plaintiff and members of the Class. FIM and Global participated in the wrongdoing complained of herein in order to prevent plaintiff and other members of the Class from knowing of FIM and Global's breaches of fiduciary duties including: (1) increasing their profitability at plaintiff's and other members of the Class' expense by allowing the John Doe Defendants to secretly time their trading of the Federated Funds shares; and (2) placing their interests ahead of the interests of plaintiff and other members of the Class.

78. As a result of FIM and Global's multiple breaches of its fiduciary duties owed plaintiff and other members of the Class, plaintiff and other Class members were damaged.

79. Plaintiff and other Class members are entitled to rescind their investment advisory contracts with FIM and Global and recover all fees paid in connection with their enrollment pursuant to such agreements.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for relief and judgment, as follows:

a. Determining that this action is a proper class action and appointing plaintiff as Lead Plaintiff and their counsel as Lead Counsel for the Class and certifying him as Class representative under Rule 23 of the Federal Rules of Civil Procedure;

b. Awarding compensatory damages in favor of plaintiff and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

c. awarding plaintiff and the Class rescission of their contract with Federated Investment Management and recovery of all fees paid to Federated Investment Management pursuant to such agreement;

d. Awarding plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

e. Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: October 27, 2003

LAW OFFICE OF ALFRED G. YATES JR., P.C.

By: ______________________
Alfred G. Yates Jr. (Pa. Id. No. 17419)
Gerald L. Rutledge (Pa. Id. No. 62027)
429 Forbes Avenue
519 Allegheny Building
Pittsburgh, Pennsylvania 15219
Telephone: (412) 391-5164
Facsimile: (412) 471-1033

MILBERG WEISS BERSHAD HYNES & LERACH LLP
Melvyn I. Weiss (MW-1392)
Steve G. Schulman (SS-2561)
Peter E. Seidman (PS-8769)
Andrei V. Rado (AR-3724)
One Pennsylvania Plaza
New York, New York
Telephone (212) 594-5300
Facsimile: (212) 868-1229

Attorneys for Plaintiff

Federated Investors Mutual Funds

Schedule of Transactions of Diane Ruchka

Diane Ruchka, IRA

Date
8/22/03 Purchased 5,569.620 shs Federated Kaufmann Fund Class A (KAUAX) @$4.74/sh

8/22/03 Purchased 1,760.783 shs Federated Capital Appreciation Fund (FEDEX) @ $22.490/sh

Diane Ruchka C/F Jarrett Ruchka, a minor

8/22/03 Purchased 868.132 shs Federated Kaufmann Fund Class A (KAUAX) @ $4.79/sh

Diane Ruchka C/F Justin Ruchka, a minor

8/22/03 Purchased 1,324.367 shs Federated Kaufmann Fund Class A (KAUAX) @$4.79/sh